UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Home Point Capital Inc.
(Name of Subject Company)

Home Point Capital Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.0000000072 per share
(Title of Class of Securities)

43734L 106
(CUSIP Number of Class of Securities)

William A. Newman
President and Chief Executive Officer
2211 Old Earhart Road, Suite 250
Ann Arbor, MI 48105
(888) 616-6866
With copies to:

Jennifer Lee
Joshua N. Korff, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Home Point Capital Inc., a Delaware corporation (“Home Point”). The address of Home Point’s principal executive office is 2211 Old Earhart Road, Suite 250, Ann Arbor, MI 48105, and its telephone number is (888) 616-6866.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Home Point’s common stock, par value $0.0000000072 per share (the “common stock”). As of the close of business on May 25, 2023, there were (i) 138,551,796 issued and outstanding shares of common stock, (ii) 2,139,223 shares of common stock subject to issuance pursuant to stock options (the “Company Options”), 152,262 shares of common stock underlying time-vesting restricted stock units (the “Company RSUs”) and 128,921 shares of common stock underlying performance-vesting restricted stock units measured at the maximum level of performance (the “Company PSUs,” and together with Company Options and Company RSUs, the “Company Equity Awards”) granted by Home Point pursuant to the Home Point 2021 Incentive Plan (the “2021 Plan”), (iii) 19,093,791 shares of common stock reserved and available for future issuance under the 2021 Plan, (iv) 1,388,601 shares of common stock reserved for issuance pursuant to the Home Point 2021 Employee Stock Purchase Plan (the “ESPP”), (v) no shares of common stock held by Home Point as treasury stock and (vi) no shares of Home Point’s preferred stock, par value $0.01 per share, issued or outstanding.
Item 2.	Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of Home Point, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer by Heisman Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a direct, wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), to acquire all of the outstanding shares of common stock (the “Shares”), of Home Point (other than Shares held by Home Point, Mr. Cooper or any of their respective direct or indirect wholly owned subsidiaries or by stockholders of Home Point who are entitled to, and have properly exercised and perfected their demand for, statutory rights of appraisal under the DGCL) for a purchase price of $2.33 per Share net to the seller in cash, without interest (the “Offer Price”) and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Mr. Cooper and Acquisition Sub with the Securities and Exchange Commission (the “SEC”) on May 26, 2023. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Home Point’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated May 10, 2023, among Mr. Cooper, Acquisition Sub and Home Point, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into Home Point (the “Merger”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with Home Point continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a direct, wholly owned subsidiary of Mr. Cooper, without a meeting or vote of stockholders of Home Point. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held by Home Point, Mr. Cooper or any of their respective direct or indirect wholly owned subsidiaries or by stockholders of Home Point who are entitled to, and have properly exercised and perfected their demand for, statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest and subject to any required withholding of taxes. The treatment of equity awards under Home Point benefit plans, including stock options and restricted stock units, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Home Point and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Acquisition Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Mr. Cooper and its affiliates, represent at least one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that Home Point would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred) (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iii) certain other regulatory approvals being obtained and regulatory notices having been delivered; (iv) the absence of any law or order by any governmental authority of competent jurisdiction in any jurisdiction in which Home Point, Mr. Cooper or any of their respective affiliates have any business operations which is then in effect and has the effect of restraining, enjoining, rendering illegal or otherwise prohibiting the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; (v) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”); and (vi) other customary conditions set forth in Exhibit A to the Merger Agreement and summarized in the Offer to Purchase (the “Offer Conditions”).
The Offer will initially expire at 5:00 p.m. Eastern Time on the date that is twenty-one (21) business days following the commencement of the Offer, unless otherwise agreed to in writing by Mr. Cooper and Home Point (the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in the Merger Agreement, but subject to the parties’ respective termination rights discussed below: (i) if, as of the then-scheduled Expiration Date, any Offer Condition (other than any such conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) is not satisfied and has not been waived by Acquisition Sub or Mr. Cooper, to the extent waivable by Acquisition Sub or Mr. Cooper, Acquisition Sub may, in its discretion (and without the consent of Home Point or any other person), subject to applicable law, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days, or such longer period as Home Point, Mr. Cooper and Acquisition Sub may agree, per extension, to permit such Offer Condition to be satisfied; (ii) Acquisition Sub shall, and Mr. Cooper shall cause Acquisition Sub to, extend the offer from time to time for: (A) any period required by any applicable law, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market applicable to the Offer, and unless the applicable Offer Condition is waived by Acquisition Sub or Mr. Cooper and (B) periods of up to ten (10) business days per extension, until (x) any waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by the Merger Agreement, including the Offer, under the HSR Act and any other antitrust laws shall have expired or been terminated and (y) all consents from and notices to federal and state regulators and government-sponsored enterprises required by the Merger Agreement have been obtained or made, as applicable; and (iii) if, as of the scheduled Expiration Date, any Offer Condition (other than any such conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) is not satisfied and has not been waived, at the request of Home Point, Acquisition Sub shall, and Mr. Cooper shall cause Acquisition Sub to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Acquisition Sub be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement and (y) 5:00 p.m., New York City Time, on the Termination Date (as defined below).
Either Home Point or Mr. Cooper may terminate the Merger Agreement, at any time prior to the Offer Acceptance Time (as defined below), if the Merger has not been consummated on or prior to 5:00 p.m. Eastern Time, on May 10, 2024 (the “Termination Date”); provided, however, that this right to terminate the Merger Agreement shall not be available to any party if the failure of such party, and in the case of Mr. Cooper, including the failure of Acquisition Sub, to perform or comply with any of its obligations under the Merger Agreement has been the principal cause of or resulted in the failure of the Offer to be consummated on or before such date; or prior to the consummation of the Merger, a governmental authority of competent jurisdiction in any jurisdiction in which Home Point, Mr. Cooper, or any of their respective affiliates have any business operations shall have enacted, issued, promulgated, enforced or entered any law or order or taken any other action permanently restraining, enjoining, rendering illegal or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such law or order or other action shall have become final and non-appealable; provided, however, that this right to terminate the Merger Agreement shall not be available to a party if the issuance of such law or order or taking of such action was primarily due to the failure of such party, and in the case of Mr. Cooper, including the failure of Acquisition Sub, to perform any of its obligations under the Merger Agreement.
Home Point may terminate the Merger Agreement if: (i) at any time prior to the Offer Acceptance Time (as defined below), Mr. Cooper or Acquisition Sub shall have shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would prevent or materially delay or materially impair (or would reasonably be expected to prevent or materially delay or materially impair) the ability of the Mr. Cooper to consummate the merger and (B) is not capable of being cured, or is not cured, by Mr. Cooper or Acquisition Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Home Point’s delivery of written notice to Mr. Cooper or Acquisition Sub, as applicable, of such breach; provided, however, that Home Point shall not have the right to terminate the Merger Agreement if Home Point is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement so as to cause any of the conditions set forth in clause (b) or (d) of Exhibit A to the Merger Agreement; or (ii) if (A) following the expiration of the Offer, Acquisition Sub shall have failed to accept payment for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer promptly after (and in any event no later than the first business day after) the Expiration Date (the time of such acceptance, the “Offer Acceptance Time”), or (B) following the Offer Acceptance Time Acquisition Sub shall have failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer promptly after (and in any event no later than the second business day after) the Offer Acceptance Time.
Mr. Cooper may terminate if: (i) any Principal Stockholder (as defined below) shall have breached (x) its covenant set forth in Section 3 of the Tender and Support Agreement (as defined below), (y) any covenant set forth in the Support Agreement which breach would impede or reasonably be expected to impede its ability to fully comply with Section 3 of the Support Agreement or (z) any covenant set forth in the Support Agreement which would make or reasonably be expected to make Section 3 of the Support Agreement ineffective for its contemplated purposes; (ii) Home Point shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of any of the conditions set forth in clause (b) or (d) of Exhibit A to the Merger Agreement, and (B) is not capable of being cured, or is not cured, by Home Point on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following Mr. Cooper’s delivery of written notice to Home Point; provided, however, that Mr. Cooper shall not have the right to terminate that Home Point shall not have the right to terminate the Merger Agreement if Mr. Cooper or Acquisition Sub is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement so as to prevent or materially delay or materially impair (or would reasonably be expected to prevent or materially delay or materially impair) the ability of the Mr. Cooper to consummate the merger; or (iii) at any time prior to the Offer Acceptance Time, the Home Point Board shall have withdrawn, withheld, qualified or modified, or proposed publicly or otherwise to withdraw, withhold, qualify or modify, in a manner adverse to Mr. Cooper and Acquisition Sub, its recommendation made in this Schedule 14D-9 or shall have taken certain other actions which constitute an adverse recommendation change.
The foregoing summary of the Offer does not purport to be complete is qualified in its entirety by the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, copies of which are included as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
As set forth in the Schedule TO, the address of the principal executive office of Mr. Cooper and Acquisition Sub is 8950 Cypress Waters Boulevard, Coppell, TX 75019. The telephone number of each is (469) 549-2000.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 also is located on the investors section of Home Point’s website at investors.homepoint.com, and the Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., the Information Agent engaged by Acquisition Sub for the Offer, toll free, at (866) 864-7964. Banks and brokerage firms may call collect at (212) 269-5550. The information on Home Point’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Conflicts of Interest
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Home Point, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Home Point or its affiliates, on the one hand, and (x) its executive officers, directors or affiliates or (y) Mr. Cooper, Acquisition Sub or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Home Point (the “Home Point Board”) was aware of, and considered, the agreements and arrangements described in this Item 3, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), and in recommending that Home Point’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
Arrangements with Mr. Cooper, Acquisition Sub and Their Affiliates
Merger Agreement
On May 10, 2023, Mr. Cooper, Acquisition Sub and Home Point entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Home Point, Mr. Cooper and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Home Point’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Home Point to Mr. Cooper and Acquisition Sub and representations and warranties made by Mr. Cooper and Acquisition Sub to Home Point. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Home Point, Mr. Cooper or Acquisition Sub in Home Point’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Home Point to Mr. Cooper and Acquisition Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Home Point, Mr. Cooper and Acquisition Sub, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by Home Point’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Home Point, Mr. Cooper or Acquisition Sub. Home Point’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Home Point, Mr. Cooper, Acquisition Sub or any of their respective subsidiaries or affiliates.
The foregoing summary and the summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
On October 4, 2022, a subsidiary of Mr. Cooper and Home Point entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with Mr. Cooper’s consideration of a possible strategic transaction with Home Point. The Confidentiality Agreement included customary non-disclosure provisions that requires Mr. Cooper to keep confidential certain information relating to Home Point for a period of two (2) years from the date of the Confidentiality Agreement. The Confidentiality Agreement also included a customary standstill provision that prohibited Mr. Cooper, for a period of twelve (12) months from the date of the Confidentiality Agreement, from offering to acquire or acquiring Home Point, and from taking certain other actions, including soliciting proxies, without the prior written consent of Home Point. The Confidentiality Agreement provided for the termination of the standstill provision on customary terms, and also allowed Mr. Cooper to make confidential acquisition proposals to the Home Point Board at any time. The Confidentiality Agreement contained a non-solicitation provision prohibiting Mr. Cooper and any of its controlled affiliates, for a period of twelve (12) months from the date of the Confidentiality Agreement, from soliciting for employment or hiring certain officers and employees of Home Point, subject to certain exceptions.
The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is included as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Tender and Support Agreement
In connection with entering into the Merger Agreement, Mr. Cooper and Home Point entered into a Tender and Support Agreement (as it may be amended from time to time, the “Support Agreement”), dated as of May 10, 2023, with Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P. and Trident VI Professionals Fund, L.P. (each, a “Principal Stockholder” and, collectively, the “Principal Stockholders”), which together own approximately 92% of the outstanding Shares as of May 10, 2023. The Principal Stockholders beneficially own a sufficient number of Shares such that the Minimum Condition will be satisfied as a result of the tender by the Principal Stockholders of their Shares to Acquisition Sub in accordance with the Support Agreement.
Pursuant to and subject to the terms and conditions of the Support Agreement, each Principal Stockholder has agreed to validly tender in the Offer all Shares beneficially owned or owned of record by such Principal Stockholder as promptly as practicable after, but in no event later than five (5) business days after the commencement of the Offer. Each of the Principal Stockholders agrees that, once any of its Shares are tendered, such Principal Stockholder will not withdraw and will not cause or allow to be withdrawn any of such Shares from the Offer at any time, unless and until the Support Agreement is validly terminated. In addition, each Principal Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Principal Stockholder will be present (in person or by proxy) and vote, or deliver a written consent with respect to, all of its Shares that are entitled to vote, or act by written consent:
•
in favor of the adoption of the Merger Agreement, and in favor of any other matters expressly contemplated by the Merger Agreement or necessary for or in reasonable furtherance of the timely consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement;

•	against any competing proposal, other than the Merger;
•
against any action, agreement or transaction that is intended or could reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Home Point contained in the Merger Agreement, or of any Principal Stockholder contained in the Support Agreement, or (B) result in any of the conditions set forth in the Merger Agreement not being timely satisfied; and

•
against any amendment to Home Point’s certificate of incorporation or bylaws or other action which is intended to, or would or could reasonably be expected to, impede, prevent, delay, adversely affect the consummation of or prevent the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

The Principal Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by Home Point.
The Support Agreement will terminate upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Mr. Cooper and such Principal Stockholder and (d) the date of any modification, waiver or amendment to any provision of the Merger Agreement without the prior written consent of such Principal Stockholder that reduces the amount of consideration or changes the form of consideration payable to all stockholders of Home Point pursuant to the terms of the Merger Agreement.
The foregoing summary and the summary of the Support Agreement contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Support Agreement, a copy of which is included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
MSR Purchase Agreement
On March 10, 2023, Nationstar Mortgage LLC, a Delaware limited liability company and a wholly owned subsidiary of Mr. Cooper (“MSR Purchaser”), and, solely for the purposes set forth therein, Mr. Cooper, entered into an Agreement for the Bulk Purchase and Sale of Mortgage Servicing Rights (the “MSR Purchase Agreement”) with Home Point Financial Corporation, a New Jersey corporation and a wholly owned subsidiary of Home Point (“HPFC”). Pursuant to the terms of the MSR Purchase Agreement, HPFC has agreed to sell, and MSR Purchaser has agreed to purchase, certain mortgage servicing rights (the “Servicing Rights”) held by HPFC two (2) business days prior to the Expiration Date (the “MSR Purchase”).
The obligations of MSR Purchaser and HPFC under the MSR Purchase Agreement as of the Sale Date (as defined below) are subject to the satisfaction or (to the extent not prohibited by law) waiver by MSR Purchaser and HPFC of the following conditions:
•
no governmental authority of competent jurisdiction in any jurisdiction in which HPFC, MSR Purchaser or any of their respective affiliates have any business operations has enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the transfer and sale contemplated in the MSR Purchase Agreement of the Servicing Rights;

•
any waiting period (or any extension thereof) applicable to the consummation of the transfer and sale contemplated in the MSR Purchase Agreement of the Servicing Rights under the HSR Act has expired or been terminated or early termination thereof has been granted, and there is not in effect any voluntary agreement with a governmental authority not to consummate the transfer and sale contemplated herein of the Servicing Rights; and

•	the consent of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation have been obtained.

The obligations of MSR Purchaser under the MSR Purchase Agreement as of the Sale Date are subject to the satisfaction or (to the extent not prohibited by law) waiver by MSR Purchaser of the following conditions:
•
the satisfaction or (to the extent not prohibited by law) waiver by Mr. Cooper under the Merger Agreement of the Offer Conditions (other than (i) the MSR Purchase Condition (as defined below) and (ii) any such conditions that by their nature are to be satisfied only at the expiration of the Offer, but subject to such conditions remaining capable of being timely satisfied);

•	HPFC has performed or complied with certain tax-related obligations; and
•
each of the representations and warranties of HPFC contained in the MSR Purchase Agreement related to ability to transfer the Servicing Rights, good title to the Servicing Rights and consents and waivers necessary to transfer the Servicing Rights, without giving effect to any materiality or similar qualifications therein, are true and correct in all material respects as of the Sale Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties must be so true and correct as of such specific date only).

Prior to the later of (x) the first (1st) business day after the satisfaction or waiver, to the extent not prohibited by law, of the Offer Conditions other than the MSR Purchase Condition and (y) the business day immediately prior to the Expiration Date (or such other date mutually agreed in writing by MSR Purchaser and HPFC, the “Sale Date”), MSR Purchaser or HPFC may immediately terminate the MSR Purchase Agreement if the Merger Agreement has been terminated in accordance with its terms.
Mr. Cooper has agreed to pay Home Point a termination fee of $34,576,900 under the MSR Purchase Agreement in the event that (i) the MSR Purchase has been consummated and (ii) the Merger Agreement has been validly terminated in accordance with its terms (other than as a result of a Non-Tender Termination, Home Point Breach Termination or Adverse Recommendation Change Termination).
The foregoing summary and description of the MSR Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the MSR Purchase Agreement, a copy of which is filed as Exhibit (e)(20) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements Between Home Point and its Executive Officers, Directors and Affiliates
Certain of Home Point’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Transactions, that are different from, or in addition to, the interests of holders of Shares generally. The Home Point Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Home Point Board—Reasons for the Recommendation.” As described in more detail below, these interests include: (i) the accelerated vesting and potential payment in respect of Company Options (to the extent subject solely to time-based vesting conditions), Company RSUs and Company PSUs for each of Home Point’s executive officers and non-employee directors (as applicable); and (ii) the entitlement to indemnification benefits in favor of Home Point’s directors and executive officers.
For further information with respect to the arrangements between Home Point and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Home Point and executive officers, directors and affiliates, please see the information under the heading “Compensation Discussion and Analysis” of Home Point’s Definitive Proxy Statement on Schedule 14A, filed by Home Point with the SEC on April 25, 2023, which is hereby incorporated by reference as Exhibit (e)(6).
Home Point’s current executive officers are as follows:
Name	Position
William Newman	President, Chief Executive Officer and Principal Financial Officer
John Forlines	Former Chief Risk Officer
Lisa Patterson	Chief Administrative Officer
Jean Weng	General Counsel and Corporate Secretary

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger
If Home Point’s executive officers and directors who own Shares tender Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Home Point. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of Home Point. The following table sets forth (i) the number of Shares beneficially owned as of May 25, 2023, by each of Home Point’s executive officers and non-employee directors (which, for clarity, excludes Shares subject to issuance pursuant to granted and outstanding Company Equity Awards) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
William Newman	1,022,168	$2,381,651
John Forlines(1)	107,794	$251,160
Lisa Patterson	53,927	$125,650
Jean Weng	34,175	$79,628
Andrew J. Bon Salle (Director)	51,858	$120,829
Laurie S. Goodman (Director)	12,964	$30,206
Agha S. Khan (Director)	—	—
Stephen A. Levey (Director)	—	—
Timothy R. Morse (Director)	12,964	$30,206
Eric L. Rosenzweig (Director)	—	—
Joanna E. Zabriskie (Director)	—	—
(1)
John Forlines resigned from Home Point, effective May 5, 2023. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Employment, Severance and Special Bonus Arrangements” below for additional information.

Treatment of Equity Awards in the Transactions
Company Options.
The Merger Agreement provides that, at the Effective Time, each (A) vested Company Option and (B) unvested Company Option subject solely to time-based vesting conditions, in each case, that is outstanding and unexercised immediately prior to the Effective Time which has a per share exercise price that is less than the Offer Price (“Time-Based In the Money Options”), will automatically and without any required action on the part of the holder thereof, vest (if unvested) and be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the excess, if any, of (1) the Merger Consideration over (2) the per-share exercise price for such Company Option multiplied by (y) the total number of shares of common stock underlying such Company Option.
The Merger Agreement provides that, at the Effective Time, each unvested Company Option subject to performance-based vesting conditions that is outstanding and unexercised immediately prior to the Effective Time which has a per share exercise price that is less than the Offer Price (“Performance-Based In the Money Options” and collectively with Time-Based In the Money Options, “In the Money Options”) will automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the excess, if any, of (x) the Merger Consideration over (y) the per-share exercise price for such Company Option multiplied by (B) the number of shares of common stock underlying such Performance-Based In the Money Option (with such number, if any, determined in accordance with the terms of the Company’s 2015 Option Plan (but only to the extent any provisions therein govern any outstanding Company Benefit Plans) and the 2021 Plan (collectively, the “Company Equity Plan”) and the applicable Company Option award agreement, as determined by the board of directors of Home Point or a committee thereof after consultation with Mr. Cooper prior to the Effective Time); provided that if the degree of performance achievement of a Performance-Based In the Money Option does not result in vesting of any portion of such Company Option, such

Company Option will be cancelled without any cash payment or other consideration being made in respect thereof. Because the applicable performance goals will not have been achieved, all Performance-Based In the Money Options will be forfeited without any consideration at the Effective Time.
The Merger Agreement provides that, at the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time which is not an In the Money Option (“Out of the Money Option”) will be cancelled without consideration.
Company RSUs. The Merger Agreement provides that, at the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time will, automatically and without any required action on the part of the holder thereof, vest (if unvested) and be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the total number of shares of common stock underlying such Company RSU (including any shares of common stock in respect of dividend equivalent units credited thereon) multiplied by (ii) the Merger Consideration.
Company PSUs. The Merger Agreement provides that, at the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of shares of common stock underlying such Company PSU (with such number determined in accordance with the terms of the Company Equity Plan and the applicable Company PSU award agreement, as determined by the board of directors of Home Point or a committee thereof after consultation with Parent prior to the Effective Time) (including any shares of common stock in respect of dividend equivalent units credited to such shares) multiplied by (ii) the Merger Consideration.
The following tables set forth, for each of Home Point’s executive officers and the members of the Home Point Board (i) the number of vested and unvested Company Equity Awards (but excluding any Out of the Money Options or Performance-Based In the Money Options, which will be cancelled without consideration at the Effective Time) based on their holdings as of May 25, 2023 and assumes that no unvested Company Equity Awards will vest (and thereby become vested Company Equity Awards) or be exercised between May 25, 2023 and the closing of the Merger, and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated in accordance with the methodology described above.
	Company Equity Awards
Name of Executive Officer or Director	Number of Shares subject to Time-Based In the Money Options (#)(1)	Number of Shares Subject to Unvested Company RSUs (#)	Number of Shares Subject to Unvested Company PSUs (#)(2)	Total Cash Consideration for Unvested Company Equity Awards ($)
Executive Officers
William Newman	1,011,136	—	—	$566,236
Lisa Patterson	168,521			$87,442
Jean Weng	—	39,642	85,947	$292,622
Directors
Andrew J. Bon Salle.	—	22,471	—	$52,357
Laurie S. Goodman.	—	26,385	—	$61,477
Agha S. Khan.	—	—	—	—
Stephen A. Levey.	—	—	—	—
Timothy R. Morse.	—	26,385	—	$61,477
Eric L. Rosenzweig.	—	—	—	—
Joanna E. Zabriskie	—	26,385	—	$61,477
(1)
This column only includes Time-Based In the Money Options as all Out of the Money Options and Performance-Based In the Money Options will be cancelled for no consideration at the Effective Time in accordance with the Merger Agreement.

(2)
For purposes of this column, the number of Company PSUs includes Company PSUs vesting at target levels of performance, which reflects our current expectation of the vesting levels in accordance with the terms of the applicable awards and the Merger Agreement.

Employment, Severance and Special Bonus Arrangements
William Newman Employment Agreement.
Home Point is party to a preexisting employment agreement with William Newman (its President, Chief Executive Officer and Principal Financial Officer), included here as Exhibit (e)(7). Home Point may terminate Mr. Newman’s employment with Home Point at any time, with or without “Cause”. Mr. Newman’s employment agreement sets forth his initial compensation arrangement, including an initial base salary, an annual performance bonus opportunity, and an initial equity award grant. Mr. Newman also committed to investing $4,000,000 into Home Point’s parent entity in exchange for equity securities. Mr. Newman’s employment agreement also provides for indefinite confidentiality, assignment, and non-competition/non-solicitation covenants for two (2) years following termination (or one (1) year if such termination is due to a Home Point non-renewal of the employment term).
Pursuant to Mr. Newman’s employment agreement, Mr. Newman is entitled to certain severance benefits upon a termination without “Cause”, resignation for “Good Reason” (each as defined in his employment agreement) or a termination due to Home Point’s non-renewal of the employment term, subject to his execution of a release of claims, as follows: (i) 12 months of continued base salary payments and (ii) a lump sum cash payment equal his annual bonus earned in the year immediately prior to the year such termination occurs (payable no later than March 15 of the year following the year of such termination).
For purposes of Mr. Newman’s employment agreement, “Cause” generally means: (i) Mr. Newman’s refusal to comply with instructions of Home Point’s parent entity or its general partner, the Home Point Board or its designee of any of the foregoing that are consistent with Mr. Newman’s duties and with relevant requirements of applicable law, as set forth in a written notice to Mr. Newman, such compliance to be within 15 days following such notice or such other time as may be reasonably specified by the Home Point Board for such compliance, provided, however, in the event that instructions from Home Point’s parent entity or its general partner (or their designee) conflict with instructions from the Home Point Board (or its designee), Mr. Newman’s compliance with instructions from Home Point’s parent entity or its general partner (or their designee) shall take precedence and Mr. Newman’s compliance with such instructions shall not constitute “Cause”; (ii) Mr. Newman engages in intentionally dishonest or willful misconduct; (iii) Mr. Newman perpetrates a fraud, theft or embezzlement or misappropriation against or affecting Home Point’s parent entity, Home Point or any of their respective subsidiaries or affiliates or any customer, client, agent, creditor, equityholder or employee of Home Point’s parent entity, Home Point or any their respective subsidiaries or affiliates; (iv) Mr. Newman breaches any material obligation owed by Mr. Newman to Home Point’s parent entity, Home Point or any of their respective subsidiaries or affiliates pursuant to his employment agreement (and related documents set forth therein) or otherwise, which breach, to the extent curable, is not cured within 15 days following receipt of written notice from Home Point’s parent entity, Home Point or any of their respective subsidiaries; (v) Mr. Newman is indicted on charges of, commits or is convicted of, or enters a plea of guilty or nolo contendere to, a felony or a crime involving fraud, dishonesty or moral turpitude; (vi) Mr. Newman violates any law or regulation applicable to Home Point’s parent entity, Home Point or any of their respective subsidiaries or affiliates or breaches any of his duties to Home Point’s parent entity, Home Point or any of their respective subsidiaries or affiliates that in each case, for purposes of this clause (vi), materially and adversely affects, or would reasonably be expected to materially and adversely affect (economically, reputationally or otherwise), Home Point’s parent entity, Home Point or any of their respective subsidiaries or affiliates, unless such action or conduct is curable and is cured within 15 days following receipt of written notice from Home Point’s parent entity, Home Point or any of their respective subsidiaries or affiliates; (vii) Mr. Newman loses or fails to maintain any personal license or approval or becomes suspended or barred by any state or federal government agency or regulatory body from serving as Chief Executive Officer and President of Home Point or any of its subsidiaries or otherwise performing the services contemplated under his employment agreement; or (viii) Mr. Newman habitually abuses drugs or alcohol and such abuse adversely affects the performance of Mr. Newman’s duties.
For purposes of Mr. Newman’s employment agreement, “Good Reason” generally means the occurrence of one or more of the following events that remains uncured 15 days following receipt by Home Point of written demand from Mr. Newman to cure such event: (i) Home Point’s or any subsidiary’s failure to promptly pay any salary or any other material compensatory amounts due to Mr. Newman when such payments or amounts are due or Home Point’s (or its parent entity’s) failure to grant the options set forth in his employment agreement; (ii) a reduction in Mr. Newman’s base salary (other than as may be consented by him or due to Home Point’s (or its parent or subsidiary’s) financial performance or cash needs, and provided such reduction is applied in like proportion to all similarly situated employees); or (iii) a relocation of Mr. Newman’s primary place of work to a site more than 25 miles from Mr. Newman’s primary place of work.
Separation Agreements
In addition to Mr. Newman’s employment agreement, Home Point is also party to separation agreements with each of John Forlines and Mark Elbaum, included here as Exhibits (e)(15) and (e)(16), respectively. Mr. Elbaum resigned as Chief Financial Officer, effective April 3, 2023. In connection with his departure, Mr. Elbaum entered into a waiver and separation agreement which provides for: (i) the cost of certain of Mr. Elbaum’s COBRA premiums; (ii) the accelerated vesting of 46,304 Company RSUs; (iii) continued eligibility to vest in certain Company Options and special bonuses. Mr. Forlines resigned as Chief Risk Officer, effective May 5, 2023. In connection with his departure, Mr. Forlines entered into a waiver and separation agreement which provides for: (i) a lump sum payment of $30,769.23; and (ii) the accelerated vesting of 46,304 Company RSUs.
Severance Policy
Home Point maintains an informal severance policy (the “Severance Policy”), pursuant to which Home Point’s employees (including the executive officers other than Mr. Newman) are eligible for benefits based on the tenure of their service upon a qualifying termination. According to the Severance Policy, terminated employees are eligible to receive between four and 34 weeks of base salary and between one and eight months of subsidized COBRA premiums, in each case, depending on their length of service to Home Point.
Bonuses
Certain of Home Point’s employees (including certain of its executive officers and named executive officers) received special bonuses that vest, in part, on the achievement of certain performance-vesting triggers consistent with those set forth in the Company Option agreements (the “Special Bonuses”). None of the Special Bonuses will vest in connection with the consummation of the Transactions.
Additionally, certain of Home Point’s employees (including certain of its executive officers and named executive officers) may receive transaction bonuses funded by the Principal Stockholders (the “Transaction Bonuses”). The aggregate amount of the Transaction Bonuses is expected to be $6 million, but the recipients and amounts of the individual awards have not yet been determined.
Golden Parachute Compensation — Quantification of Potential Payments to Home Point’s Named Executive Officers in Connection with the Transactions
This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of Home Point’s “named executive officers” disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended December 31, 2022, filed by Home Point on April 25, 2023, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Home Point’s named executive officers.
To the extent that any of Home Point’s named executive officers’ compensation arrangements are described in “— Arrangements between Home Point and its Executive Officers, Directors and Affiliate — Employment, Severance and Special Bonus Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of May 25, 2023, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:
•	consummation of the Transactions constitutes a change in control for purposes of the applicable agreement;
•	the change in control was consummated on May 25, 2023, the latest practicable date prior to the filing of this Schedule 14D-9;
•
each named executive officer experiences a termination of employment without “cause” or resigns for “good reason” (each, a “qualifying termination of employment”) in connection with, or immediately following, the change in control; and

•	the value of the vesting acceleration of the named executive officers’ equity awards, to the extent provided in the applicable agreement, is calculated using the cash Offer Price of $2.33 per Share.
The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by an executive officer may materially differ from the amounts set forth below.
Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/Benefits ($)(4)	Total ($)
William Newman	$625,000	$566,236	—	$1,191,236
Jean Weng	$30,769	$292,622	$ 3,827	$327,218
Mark Elbaum	—	—	—	—
Perry J. Hilzendeger	—	—	—	—
(1)
Under relevant SEC rules, Home Point is required to provide information in this table with respect to its “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table included in Home Point’s most recent annual report. While disclosure is therefore required with respect to Mark Elbaum and Perry J. Hilzendeger, Home Point’s former Chief Financial Officer and former Executive Managing Director — President of Servicing, respectively, Mr. Elbaum resigned on April 3, 2023 and Mr. Hilzendeger departed on October 3, 2022 and will not be entitled to any payments or benefits in connection with the Transaction.

(2)
The amounts listed in this column reflect “double trigger” severance payments payable upon a qualifying termination of employment, which consist of: (i) for Mr. Newman (a) 12 months of continued base salary payments and (b) a lump sum cash payment equal his annual bonus earned in the year immediately prior to the year such termination occurs (payable no later than March 15 of the year following the year of such termination); and (ii) for Ms. Weng four weeks of base salary severance payments pursuant to the Severance Policy.

(3)
As described in more detail in “—Arrangements between Home Point and Its Executive Officers, Directors and Affiliates—Treatment of Company Equity Awards in the Merger” of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a “single-trigger” basis with respect to all Company Options, Company RSUs and Company PSUs held by such named executive officer as of May 25, 2023, the latest practicable date before the filing of this Schedule 14D-9.

(4)
The amounts listed in this column reflect the estimated cash value of “double trigger” three months of subsidized COBRA premiums pursuant to the Severance Policy for Ms. Weng upon a qualifying termination of her employment.

Employee Arrangements Following the Merger
Pursuant to the Merger Agreement, Mr. Cooper has agreed that for a period of one year following the Effective Time (such period, the “Continuation Period”), Mr. Cooper will provide, or cause to be provided, to each employee who continues employment with Mr. Cooper or one of its subsidiaries following the Effective Time during the Continuation Period (each, a “Continuing Employee”), (i) an annual base salary or base hourly wage rate (as applicable) that is no less than that provided to such Continuing Employee as of immediately prior to the Effective Time and (ii) short-term cash incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such Continuing Employee as of immediately prior to the Effective Time, (iii) employee benefits (excluding equity or equity-based, defined benefit pension, severance, change in control, retention and nonqualified deferred compensation and retiree or post-termination health or welfare benefits) that are that are substantially comparable in the aggregate to those provided to such Continuing Employee as of immediately prior to the Effective Time. In addition, Mr. Cooper has agreed to provide severance payments and benefits to each Continuing Employee who experiences a severance-qualifying termination of employment during the Continuation Period in accordance with the Severance Policy, offer letter or employment agreement applicable to such employee (or, if greater, under Mr. Cooper’s severance plans). The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Continuing Employees for purposes of vesting and eligibility to participate under any benefit plans in which Continuing Employees are eligible to participate after the Effective Time.
Future Arrangements
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Mr. Cooper or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Mr. Cooper or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Mr. Cooper and/or its affiliates have been established. Any such arrangements with Home Point’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.
Rule 14d-10(d) Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the Compensation Committee will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between Acquisition Sub, Home Point or their respective affiliates and any of the officers, directors or employees of Home Point or its subsidiary that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Director Compensation
As of May 25, 2023, cash and equity compensation to the non-employee members of the Home Point Board consists of the following annual retainers:
	Member Annual Retainer ($)	Chairman Additional Annual Retainer ($)
Board of Directors	75,000	75,000
Audit Committee	10,000	15,000
Compensation Committee	10,000	15,000
Nominating and Corporate Governance Committee	10,000	15,000
In addition to the annual cash retainer for Home Point Board members, other than Agha S. Khan, Stephen A. Levey and Eric L. Rosenzweig, each Home Point Board member also receives an equity retainer for each fiscal year comprised of a grant of Company RSUs with a fair market value determined by the Home Point Board at the time of the grant. Agha S. Khan, Stephen A. Levey and Eric L. Rosenzweig do not receive any compensation for their service as a member of the Home Point Board.
Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
Home Point’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by the DGCL. Home Point’s amended and restated bylaws also provide that Home Point will indemnify its directors and officers to the fullest extent permitted by the DGCL.
Pursuant to the terms of the Merger Agreement, Home Point’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation.
Mr. Cooper and Acquisition Sub have agreed that all rights to exculpation, indemnification, contribution and advancement of expenses for facts, events, acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors, officers or employees of (or in a comparable role with) Home Point or its subsidiaries, or any person serving at the request of Home Point or any of its subsidiaries as a director, officer or employee of (or in a comparable role with) another person (the “D&O Indemnified Parties”), as the case may be, in each case, as provided in the respective organizational documents of Home Point or its subsidiaries or any indemnification or similar agreements as May 10, 2023, shall survive the acceptance of

Shares for payment pursuant to the Offer and the Merger and shall continue in full force and effect in accordance with their terms (it being agreed that after the closing of the Merger such rights shall be mandatory rather than permissive, if applicable), and Mr. Cooper shall and shall cause the Surviving Corporation and its subsidiaries to perform such obligations thereunder.
Mr. Cooper has agreed to (and Mr. Cooper has agreed to cause the Surviving Corporation to) (i) indemnify, defend, hold harmless and advance expenses to the D&O Indemnified Parties with respect to all facts, events, acts or omissions by them in their capacities as such at any time prior to and including the Effective Time (including any matters arising in connection with the Merger Agreement or the Transactions), to the fullest extent that Home Point or its subsidiaries would be permitted by applicable law; and (ii) pay in advance of the final disposition of any action against any D&O Indemnified Party the expenses (including reasonable attorneys’ fees) of any D&O Indemnified Party upon receipt, if required by the DGCL, the Surviving Corporation’s organizational documents or any applicable indemnification agreement, of a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that such D&O Indemnified Party is not permitted to be indemnified under applicable law. Notwithstanding anything to the contrary contained in Section 6.6(b) or elsewhere in the Merger Agreement, Mr. Cooper has agreed that it will not (and Mr. Cooper has agreed that it will cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any action to which any D&O Indemnified Parties are parties, unless such settlement, compromise, consent or termination includes an unconditional release of all of the D&O Indemnified Parties covered by the action from all liability arising out of such action.
For at least six (6) years after the Effective Time, Mr. Cooper has agreed that it will, and will cause the Surviving Corporation and its other subsidiaries to, maintain in full force and effect the coverage provided by the existing directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance in effect as of the closing of the Merger and maintained by Home Point or any of its subsidiaries (which insurance coverage shall be substantially the same as in effect as of May 10, 2023), as applicable (the “Existing D&O Insurance Policies”), or provide substitute policies for Home Point and the D&O Indemnified Parties who are covered by such Existing D&O Insurance Policies, in either case, with limits and on terms and conditions no less advantageous to the D&O Indemnified Parties than the Existing D&O Insurance Policies, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the Transactions (provided that Mr. Cooper or the Surviving Corporation, as applicable, shall not be required to pay an annual premium for such insurance in excess of three hundred fifty percent (350%) of the aggregate annual premium currently paid by Home Point or any of its subsidiaries for the Existing D&O Insurance Policies (the “Maximum Amount”), but in such case shall purchase as much of such coverage as possible for such amount). In lieu of such insurance, prior to the Effective Time, Home Point may purchase prepaid, non-cancellable six (6)-year “tail” directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance (“Tail Coverage”), effective as of the Effective Time, with limits and on terms and conditions no less advantageous to the D&O Indemnified Parties than the Existing D&O Insurance Policies, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the Transactions (provided that the premium for such Tail Coverage shall not exceed the Maximum Amount).
The rights to exculpation, indemnification, contribution and advancement of expenses above will survive the Merger and are intended to be for the benefit of, and enforceable by, each D&O Indemnified Party and his or her successors, heirs or representatives. The Merger Agreement further provides that the Surviving Corporation shall pay all reasonable expenses, including reasonable, documented attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under Section 6.6 of the Merger Agreement. The rights of each D&O Indemnified Party hereunder are in addition to, and not in limitation of, any other applicable rights such D&O Indemnified Party may have under the respective organizational documents of Home Point or any of its subsidiaries or the Surviving Corporation, any other indemnification arrangement, applicable law or otherwise.
If any claim (whether arising before, at or after the closing of the Merger) is made against any of the D&O Indemnified Parties on or prior to the sixth (6th) anniversary of the closing of the Merger, the provisions of the Section 6.6 of the Merger Agreement shall continue in effect until the final disposition of such claim.

Section 16 Matters
Pursuant to the Merger Agreement, Home Point may take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of Home Point (including any derivative securities) pursuant to the transactions contemplated by the Merger Agreement by any officer or director of Home Point who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation
Recommendation of the Home Point Board
At a meeting of the Home Point Board held on May 9, 2023, the Home Point Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair to, and in the best interest of, Home Point and its stockholders, (ii) declared it advisable that Home Point enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Home Point of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Home Point tender their Shares to Acquisition Sub, as applicable, pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.
Accordingly, and for other reasons described in more detail below, the Home Point Board unanimously recommends that Home Point’s stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer.
In reaching the conclusions and in making the recommendation described above, Home Point Board took into account a number of reasons described under “—Reasons for the Recommendation” below.
A press release, dated May 10, 2023, issued by Mr. Cooper announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Home Point Board or the representatives of Home Point and other parties.
As part of its ongoing evaluation of Home Point’s business, the Home Point Board and management of Home Point regularly evaluate Home Point’s historical performance, future growth prospects and overall strategic objectives and consider potential opportunities to enhance stockholder value. These reviews have included consideration of various potential strategic alternatives, partnerships, investments and other strategic transactions and opportunities and the potential benefits and risks of such transactions in light of, among other things, developments in the mortgage origination and servicing industry. As a result, since the completion of Home Point’s initial public offering in February 2021 (the “Initial Public Offering”), representatives of Home Point have from time to time engaged in discussions with representatives of other companies in, or interested in, the mortgage origination and servicing industry regarding such strategic opportunities available to Home Point.
On July 12, 2021, Home Point received an unsolicited indication of interest for a strategic transaction from Party A, a mortgage servicer/originator (the “2021 Party A Indication of Interest”). The 2021 Party A Indication of Interest contemplated a combination of Party A and Home Point with stock consideration issued based on the relative market capitalization of Home Point and Party A. Following consideration by the Home Point Board, Mr. William Newman, president and chief executive officer of Home Point, was authorized by the Home Point Board to make a counter offer to Party A that would have resulted in Home Point stockholders owning a larger proportion of the combined company than that contemplated by the 2021 Party A Indication of Interest (the “2021 Counteroffer”). Following receipt of the 2021 Counteroffer, Party A declined to continue consideration of a strategic transaction with Home Point.
Following the Initial Public Offering and starting in early 2022, Home Point has engaged in certain strategic divestitures, namely, Home Point’s sale of certain assets of its delegated correspondent channel, Home Point’s sale of its ownership interest in Longbridge Financial, LLC and Home Point Asset Management LLC, which transactions closed in June, October and December 2022, respectively (the “Divestitures”). In addition, in light of market conditions, including market volatility and competitive pressures as well as excess capacity in the mortgage industry and Home Point’s resulting performance, Home Point commenced cost management initiatives in 2021, with another phase of cost management initiatives beginning in August 2022, including reductions in headcount, renegotiating vendor contracts and reducing origination volumes (the “Cost Management Initiatives”).
In connection with the Home Point Board’s evaluation of Home Point’s business and consideration of strategic alternatives for Home Point in light of Home Point’s performance, including strategic combinations and liability management transactions, in September 2022, the Home Point Board selected Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) as a financial advisor to Home Point, based on, among other things, Houlihan Lokey’s credentials as a sophisticated investment bank with substantial knowledge and experience in the mortgage origination and servicing industry and strategic transactions generally and Houlihan Lokey’s experience as an advisor regarding liability management transactions and corporate restructurings, as well as its familiarity with Home Point.
On September 7, 2022, the Home Point Board met with members of Home Point management and Houlihan Lokey (the “September 7 Meeting”) in attendance. With the assistance of representatives of Houlihan Lokey, the Home Point Board discussed market conditions and changes in the environment in which Home Point’s businesses operate, including market volatility and competitive pressures and excess capacity in the mortgage industry, as well as steps Home Point had taken in response to such changes, including the Divestitures and Cost Management Initiatives. Following this discussion, representatives of Houlihan Lokey discussed with the Home Point Board additional steps Home Point could potentially take to reposition its business, including certain liability management transactions utilizing remaining liquidity of Home Point, as well as seeking opportunities for a strategic sale of Home Point to a third party. The Home Point Board discussed the process by which Home Point could seek to identify third parties interested in acquiring Home Point and representatives of Houlihan Lokey offered their preliminary views on third parties that would potentially be interested in such a transaction.
On September 9, 2022, the Home Point Board met with members of Home Point management, Houlihan Lokey and Kirkland & Ellis LLP (“Kirkland”), legal advisor to Home Point (the “September 9 Board Meeting”), in attendance. Representatives of Home Point management discussed with the Home Point Board their respective views on market conditions and the risks and opportunities associated with Home Point’s business in light of those conditions as well as Home Point management’s expectations regarding Home Point’s business performance under such conditions. Following this discussion, representatives of Kirkland and the Home Point Board discussed the Home Point Board’s fiduciary duties in connection with evaluating strategic alternatives for Home Point, including a potential sale of Home Point, liability management transactions or a corporate restructuring. The Home Point Board discussed the strengths and weaknesses of pursuing various strategic alternatives, including a potential sale process, conducting liability management transactions such as using remaining Home Point liquidity to minimize Home Point’s interest rate expense, and other corporate restructuring actions. The Home Point Board proceeded to discuss process considerations in the context of a potential sale of Home Point with the input of Home Point management and representatives of Kirkland and Houlihan Lokey, including the parties Houlihan Lokey should contact to determine interest in a potential sale of Home Point. Following this discussion, it was the sense of the Home Point Board that Houlihan Lokey should begin reaching out to parties that might be interested in an acquisition of Home Point.
Following the September 9 Board Meeting, at the direction of the Home Point Board, Houlihan Lokey contacted 27 parties, which consisted of mortgage servicers/originators, real estate investment trusts, asset managers and banking institutions, including Mr. Cooper, to explore such parties’ interest in a strategic transaction with Home Point. As a result of this outreach, Home Point entered into confidentiality agreements with 15 parties, including Mr. Cooper, Party A, Party B, a real estate investment trust, Party C, a real estate investment trust, Party D, a mortgage servicer/originator, and Party E, a real estate investment trust, in each case to facilitate discussion, each of which included a customary standstill provision. Those 15 parties were provided with access to non-public information regarding Home Point, and representatives of 13 parties attended presentations by Home Point’s management regarding Home Point’s business.
On October 14, 2022 and October 21, 2022, representatives of Houlihan Lokey updated Messrs. Andrew Bon Salle, Agha Khan, Stephen Levey and Eric Rosenzweig, members of the Home Point Board, Mr. Newman, members of Home Point management and representatives of Kirkland on the engagement with potential parties to a strategic transaction, due diligence requests from such parties and next steps.
On November 1, 2022, the Home Point Board met with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance. Representatives of Houlihan Lokey discussed with the Home Point Board the initial engagement with potential strategic counterparties since the September 9 Meeting, noting the parties that had entered into confidentiality agreements, those that had engaged in due diligence (including participating in presentations by Home Point’s management) and which parties were interested in a transaction limited to either Home Point’s originator business or mortgage servicing rights portfolio, rather than Home Point in its entirety. In the course of this discussion, members of the Home Point

Board also compared the advantages and disadvantages of continuing to pursue a potential strategic transaction at the time in comparison to executing a liability management transaction or other corporate restructuring action. Following this discussion, the Home Point Board directed Houlihan Lokey to request that the parties that remained engaged in the process submit written indications of interest by November 11, 2022. Members of Home Point management then discussed with the Home Point Board forecast scenarios prepared by Home Point’s management, including scenarios involving the liquidation of Home Point as well as scenarios where Home Point continued to run its business as it existed at the time. The Home Point Board discussed with members of Home Point management the fact that, in light of Home Point’s current business operations, forecasts were highly sensitive to changes in interest rates and therefore forecasts extending beyond three years would be unusually unreliable.
Later on November 1, 2022, consistent with the direction of the Home Point Board, Houlihan Lokey distributed a letter to the 12 parties that had expressed continued interest in a potential strategic transaction with Home Point, requesting proposals for a strategic transaction (the “November Letter”). The November Letter requested, among other things, that any proposal be formulated in terms of a price per share of Home Point common stock and that each party indicate its remaining diligence and timing considerations. The November Letter further requested that proposals be submitted by November 11, 2022.
On November 14, 2022, Home Point received an indication of interest from Party B valuing Home Point’s entire business based on an adjusted book value of Home Point of $325-330 million and contemplating consideration in the form of Party B stock with the amount of stock consideration to be issued to Home Point stockholders variable based on the relative book value of Party B and Home Point at the time of the closing of the proposed transaction (the “November 14 Party B Indication of Interest”). The November 14 Party B Indication of Interest stated that, based on Party B’s most recent full trading day, the proposal represented approximately $250 million in value to Home Point stockholders. The November 14 Party B Indication of Interest did not express Party B’s offer in terms of a price per share of Home Point common stock and was made subject to the completion of due diligence and other customary conditions.
Also on November 14, Home Point received an indication of interest from Mr. Cooper contemplating a purchase of Home Point’s tangible assets, net of unrestricted cash paid out as a pre-closing dividend to Home Point’s existing stockholders, for $138.2 million with consideration in the form of Mr. Cooper stock (the “November 14 Mr. Cooper Indication of Interest”). The November 14 Mr. Cooper Indication of Interest contemplated an illustrative pre-closing dividend in the amount of $270.7 million and that the stock consideration would be in a variable amount based on the relative book values of Mr. Cooper and Home Point at the time of the closing of the proposed transaction. The November 14 Mr. Cooper Indication of Interest did not express Mr. Cooper’s offer in terms of a price per share of Home Point common stock and was made subject to the completion of due diligence and other customary conditions.
On November 16, 2022, Home Point received an indication of interest from Party C indicating a transaction value of $398 million using Home Point’s adjusted book value as the basis for Party C’s valuation and contemplating an acquisition of Home Point’s portfolio of mortgage servicing rights with cash and stock consideration in a variable amount based on the relative book value of Home Point and Party C at the time of the closing of the proposed transaction (the “November 16 Party C Indication of Interest”). The November 16 Party C Indication of Interest indicated that Party C’s offer amounted to $2.88 per share on an adjusted book value basis and, based on recent trading prices of Party C’s common stock, a market value of $2.91 per share of Home Point common stock. The November 16 Party C Indication of Interest was made subject to the completion of due diligence and other customary conditions.
On November 17, 2022, Home Point received an indication of interest from Party A contemplating an acquisition of Home Point with stock consideration amounting to $1.80 per share of Home Point’s common stock (the “November 17 Party A Indication of Interest” and with the November 14 Party B Indication of Interest, the November 14 Mr. Cooper Indication of Interest and the November 16 Party C Indication of Interest, the “November Indications of Interest”). The November 17 Party A Indication of Interest was made subject to the completion of due diligence and other customary conditions.
On November 18, 2022, the Home Point Board met with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance to discuss the proposed transactions reflected by the November Indications of Interest, including whether any engagement with such parties in respect of strategic transactions was appropriate at the time as an alternative to or in connection with a liability management transaction. The Home Point Board discussed with the assistance of representatives of Houlihan Lokey the strengths and weaknesses of each of the November Indications of Interest, including the form of consideration and valuation approaches reflected in the November Indications of Interest. The Home Point Board also discussed the best strategies for maintaining competitive tension among the interested parties and for such parties to improve the value represented in the November Indications of Interest. Following a discussion among members of the Home Point Board, it was the sense of the Home Point Board that it was advisable and in the best interests of Home Point to invite Mr. Cooper, Party A, Party B and Party C to continue their due diligence of Home Point and that Houlihan Lokey should instruct Mr. Cooper, Party A, Party B and Party C to refine the terms of their respective November Indications of Interest, including by providing additional value for Home Point stockholders, formulating their proposals in terms of a price per share of Home Point common stock, and by revising their respective November Indications of Interest to reflect a structure customary for the acquisition of a public company. Following this discussion, members of Home Point management provided the Home Point Board with an update regarding forecast scenarios prepared by Home Point’s management, including a strategy restarting Home Point’s origination business. Representatives of Home Point management discussed with the Home Point Board the scenario that contemplated scaling back origination activity in light of current operating conditions to a level of minimum viable activity, while taking the opportunity to ultimately rebuild Home Point’s origination business as market conditions permitted.
On December 1, 2022, Mr. Cooper, Party B and Party C separately participated in diligence calls with Home Point and its advisors to discuss legal and structuring considerations with respect to an acquisition of Home Point, in particular due diligence on existing litigation involving Home Point and transaction structures permitting Home Point’s 5.0% Senior Notes due 2026 to be assumed by a buyer in a strategic transaction.
On December 9, 2022, consistent with the direction of the Home Point Board, Houlihan Lokey distributed a letter to Mr. Cooper, Party A, Party B and Party C requesting revised proposals for a strategic transaction (the “December Letter”). The December Letter again requested that any proposal be formulated in terms of a specific price per share and that each party describe remaining due diligence requirements. The December Letter further requested that revised proposals be submitted by December 16, 2022. In connection with the distribution of the December Letter, representatives of Houlihan Lokey spoke with representatives of each of Mr. Cooper, Party A, Party B and Party C. In the course of these discussions, representatives of Houlihan Lokey pressed Mr. Cooper, Party B and Party C to improve the value represented in their respective November Indications of Interest based on further due diligence information and indicated that parties able to move quickly to a signing and minimize the sign-to-close period would be preferred by the Home Point Board. Representatives of Houlihan Lokey also informed Party A that there were other more compelling proposals from a valuation and structure perspective presented to the Home Point Board than the proposal outlined in the November 17 Party A Indication of Interest.
On December 16, 2022, Home Point received a revised indication of interest from Party B valuing Home Point’s entire business based on an adjusted book value of Home Point of $360-370 million and contemplating consideration in the form of Party B stock in a variable amount based on the relative book value of Party B and Home Point at the time of the closing of the proposed transaction (the “December 16 Party B Indication of Interest”). The December 16 Party B Indication of Interest stated that, based on Party B’s most recent full trading day, the proposal represented approximately $250 million in value to Home Point stockholders. The December 16 Party B Indication of Interest did not express Party B’s offer in terms of a price per share of Home Point common stock, noted that it assumed Home Point’s execution of the Cost Management Initiatives would continue in line with Home Point management’s expectations and requested a period of exclusivity for Party B to complete its confirmatory diligence and negotiate definitive transaction documentation. The December 16 Party B Indication of Interest was made subject to the completion of due diligence and other customary conditions.
On December 19, 2022, Home Point received a revised indication of interest from Mr. Cooper valuing Home Point at $1 after giving effect to a contemplated pre-closing cash dividend of approximately $308 million to Home Point’s existing stockholders, with the amount estimated based on Home Point’s fourth quarter 2022 adjusted book value, with the acquisition of Home Point structured as an equity purchase (the “December 19 Mr. Cooper Indication of Interest”). The December 19 Mr. Cooper Indication of Interest did not express Mr. Cooper’s offer in terms of a price per share of Home Point common stock and was made subject to the completion of due diligence and other customary conditions.

On December 20, 2022, Party B provided representatives of Home Point with a revised adjusted book value for Home Point, which amounted to $393 million (the “December 20 Revised Valuation” and the December 16 Party B Indication of Interest taking into account the December 20 Revised Valuation, the “Revised December 16 Party B Indication of Interest”). The December 20 Revised Valuation did not express Party B’s offer in terms of a price per share of Home Point common stock. The December 16 Party B Indication of Interest otherwise remained unchanged.
On December 22, 2022, Home Point received a revised indication of interest from Mr. Cooper that reiterated the terms set forth in the December 19 Mr. Cooper Indication of Interest, but added that Mr. Cooper would use reasonable best efforts to be in a position to sign definitive transaction agreements by January 15, 2023 and increased the amount of the contemplated pre-closing cash dividend to Home Point’s existing stockholders from approximately $308 million to $351 million (the “Revised December 19 Mr. Cooper Indication of Interest”).
Also on December 22, 2022, representatives of Party C verbally conveyed to representatives of Houlihan Lokey a revised indication of interest valuing Home Point at $333.8 million using Home Point’s adjusted book value as the basis for Party C’s valuation and contemplating an acquisition of Home Point’s mortgage servicing rights with consideration consisting of a combination of cash and a portion of Party C stock not to exceed 20% of Party C’s outstanding stock in a variable amount based on the relative book value of Party C and Home Point at the time of the closing of the proposed transaction (the “December 22 Party C Indication of Interest” and with the Revised December 19 Mr. Cooper Indication of Interest and the December 16 Party B Indication of Interest, the “December Indications of Interest”). The December 22 Party C Indication of Interest was made subject to the completion of due diligence and other customary conditions.
On December 23, 2022 the Home Point Board met with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance to discuss the December Indications of Interest (the “December 23 Board Meeting”). Members of Home Point management and representatives of Houlihan Lokey updated the Home Point Board on the status of the December Indications of Interest and representatives of Houlihan Lokey reviewed with the Home Point Board a preliminary financial analysis of Home Point on a standalone basis and a comparison of the December Indications of Interest to such standalone analysis. Members of the Home Point Board discussed the differences in structure, valuation methodology and consideration reflected by the December Indications of Interest and the best approach for maintaining competitive tension among Mr. Cooper, Party B and Party C so as to obtain the best price reasonably available. Following the discussion, the Home Point Board directed Houlihan Lokey to continue to press Mr. Cooper, Party B and Party C to improve the value reflected in the December Indications of Interest and to improve their respective proposals with respect to closing certainty. In addition, in light of the differing approaches to transaction structure and consideration reflected in the December Indications of Interest, the Home Point Board directed Houlihan Lokey and Kirkland to work with Home Point’s management to develop a term sheet reflecting acceptable terms for definitive transaction documentation that would then be shared with Mr. Cooper, Party B and Party C to guide them to provide revised indications of interest on comparable terms.
Following the December 23 Board Meeting, members of Home Point management, with the assistance of representatives of Houlihan Lokey and Kirkland, prepared a term sheet for definitive transaction documentation (the “Merger Agreement Term Sheet”) that contemplated, among other things, (i) a one-step reverse triangular merger structure, (ii) a fixed amount of consideration (in cash or stock) to be set at signing, (iii) a customary public company framework where the representations, warranties and covenants made by each party in the merger agreement would not survive the closing of the transaction, (iv) customary public company conditions to the closing of the transaction, (v) a customary “no-shop” covenant restricting Home Point from soliciting alternate proposals following signing, subject to the ability of Home Point to consider, respond to and accept unsolicited proposals for a period following signing and (vi) stockholder approval obtained by the Trident Stockholders acting by written consent.
On December 29, 2022, representatives of Mr. Cooper, Home Point, Houlihan Lokey and Kirkland met to discuss transaction structure considerations with respect to the ability of Mr. Cooper to assume Home Point’s 5.0% Senior Notes due 2026 and regulatory licensing considerations.
On January 3, 2023, representatives of Houlihan Lokey distributed the Merger Agreement Term Sheet to Mr. Cooper and Party B. On January 6, 2023, representatives of Houlihan Lokey distributed the Merger Agreement Term Sheet, along with supplemental due diligence information, to Party C.

Shortly following Mr. Cooper’s receipt of the Merger Agreement Term Sheet, representatives of Mr. Cooper informed representatives of Houlihan Lokey that after diligence review, Mr. Cooper was not prepared to move forward with an equity purchase of Home Point. However, representatives of Mr. Cooper informed representatives of Houlihan Lokey that Mr. Cooper was open to considering a transaction whereby Mr. Cooper would acquire Home Point’s portfolio of mortgage servicing rights structured with limited representations and warranties related to such mortgage servicing rights and no repurchase liability exposure for Home Point following the closing of the transaction. Representatives of Houlihan Lokey encouraged representatives of Mr. Cooper to provide a proposal in writing for consideration by the Home Point Board.
On January 6, 2023, Home Point received a revised indication of interest from Mr. Cooper contemplating an asset acquisition of the portfolio of mortgage servicing rights owned by Home Point (rather than a stock purchase of Home Point) with the price for the portfolio of mortgage servicing rights valued at $1.0755 billion based on Home Point’s October 31, 2022 data tape (the “January 6 MSR Indication of Interest”).
On January 10, 2023, Home Point received a revised indication of interest from Mr. Cooper contemplating an acquisition of the portfolio of mortgage servicing rights owned by Home Point (rather than an acquisition of Home Point) with a cash purchase price calculated as 124.4148 basis points on the unpaid principal balance of Home Point’s mortgage servicing right portfolio (the “January 10 MSR Indication of Interest”). The January 10 MSR Indication of Interest stated that the transaction would be subject to terms and conditions, including post-closing indemnification, typically used in arm’s length sales of portfolios of mortgage servicing rights and that the January 10 MSR Indication of Interest was made subject to the completion of due diligence and other customary conditions. The January 10 MSR Indication of Interest did not express Mr. Cooper’s offer as an aggregate dollar figure or in terms of a price per share of Home Point common stock.
Following receipt of the January 10 MSR Indication of Interest, members of Home Point management, with representatives of Houlihan Lokey and Kirkland, analyzed the implications of completing a sale of mortgage servicing rights, like the one contemplated by the January 10 MSR Indication of Interest, including opportunities for liability management transactions following such a sale, as well as implications as to Home Point’s corporate structure and ongoing business.
Also on January 10, 2023, representatives of Party C indicated to representatives of Houlihan Lokey that Party C tentatively valued Home Point at $300 million but that Party C would have to complete additional analysis before Party C could submit a written proposal (the “January 10 Party C Indication of Interest”). Representatives of Houlihan Lokey encouraged representatives of Party C to submit a revised written indication of interest outlining their proposed valuation and transaction terms for consideration by the Home Point Board.
On January 12, 2023, in connection with the Home Point Board’s direction to press Party B to improve the value reflected in the December Indications of Interest, representatives of Houlihan Lokey presented Party B with a counterproposal, which reflected the December 20 Revised Valuation but enhanced the value that would be delivered to Home Point stockholders by (i) including an $80 million pre-closing dividend to Home Point’s existing stockholders and (ii) contemplating that the Party B shares Home Point stockholders would receive would be issued at their market value as of the closing of the proposed transaction, rather than based on the relative book value of Party B and Home Point as contemplated by the December 16 Party B Indication of Interest. (the “January 12 Counterproposal”).
On January 12, 2023, a mortgage industry publication reported that a $85 billion portfolio of mortgage servicing rights was being prepared for a sale without identifying the potential seller (the “January 12 Article”).
On January 13, 2023, in response to the January 12 Article, representatives of Party C inquired with representatives of Houlihan Lokey to confirm if Home Point was marketing its portfolio of mortgage servicing rights on a standalone basis, which representatives of Party C indicated would be a preferred transaction for Party C (as compared to an acquisition of Home Point). Representatives of Houlihan Lokey informed representatives of Party C that Home Point was not conducting a separate sales process for its portfolio of mortgage servicing rights.
On January 15, 2023, representatives of Houlihan Lokey contacted members of Party B management to confirm if Party B was in a position to improve its December 16 Indication of Interest based on its continued due diligence and the January 12 Counterproposal.

On January 17, 2023, representatives of Party C informed representatives of Houlihan Lokey that Party C was not in a position to provide a proposal contemplating all cash consideration but would be open to an acquisition of Home Point at a valuation of approximately $325 million, subject to completion of Party C’s due diligence (the “January 17 Party C Communication”).
On January 20, 2023, in response to the January 17 Party C Communication, representatives of Party C and Messrs. Khan, Levey and Rosenzweig met to discuss the January 10 Party C Indication of Interest and the January 17 Party C Communication. At the meeting, the parties discussed the due diligence matters raised by Party C and Messrs. Khan, Levey and Rosenzweig encouraged the representatives of Party C to enhance the value indicated in the January 10 Party C Indication of Interest.
Also on January 20, 2023, Home Point shared with Mr. Cooper a markup of the January 10 MSR Indication of Interest, which provided comments on the terms and conditions of the potential transaction and reserved on the purchase price proposed by Mr. Cooper (the “January 20 Home Point Markup”).
On January 22, 2023, representatives of Party C contacted representatives of Houlihan Lokey and informed the representatives of Houlihan Lokey that Party C was not continuing to consider a transaction with Home Point. The representatives of Party C indicated that Party C was unable to satisfy itself regarding the scope of litigation risks identified in due diligence and had identified regulatory licensing complexity associated with Party C acquiring Home Point.
On January 23, 2023, Home Point received a revised indication of interest from Party B contemplating an acquisition of Home Point with a purchase price set at signing based on a mutually agreed adjusted book value and consideration consisting of a pre-closing cash dividend to existing Home Point stockholders and the balance of the consideration paid in Party B stock (the “January 23 Party B Indication of Interest”). The January 23 Party B Indication of Interest did not specify a total dollar value for the proposed transaction or indicate a price per share of Home Point common stock.
On January 25, 2023, the Home Point Board met with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance to discuss developments in Home Point’s interactions with potential counterparties to a strategic transaction following the December 23 Board Meeting (the “January 25 Board Meeting”). Members of Home Point management and representatives of Houlihan Lokey updated the Home Point Board on developments including the January 10 MSR Indication of Interest, the January 12 Counterproposal and the January 23 Party B Indication of Interest. The Home Point Board discussed the relative merits of each of the proposed transactions and related considerations, including the implications of completing a sale of Home Point’s portfolio of mortgage servicing rights as contemplated by the January 10 MSR Indication of Interest on the remainder of Home Point’s business and Home Point’s regulatory obligations with respect to government-sponsored entities. The Home Point Board also discussed what opportunities, if any, would be presented following the completion of a sale of Home Point’s portfolio of mortgage servicing rights, including opportunities to engage in liability management transactions, returning additional cash to Home Point stockholders or conducting other divestitures. Following a discussion regarding the best approach to elicit enhanced value from Party B and Mr. Cooper, it was the sense of the Home Point Board that Home Point and its advisors should continue to press Party B and Mr. Cooper to improve the value Party B and Mr. Cooper respectively would be willing to offer in a strategic transaction with Home Point.
On January 27, 2023, Home Point received a revised indication of interest from Mr. Cooper contemplating an acquisition of the portfolio of mortgage servicing rights owned by Home Point (rather than an acquisition of Home Point) with a cash purchase price calculated as 117.7000 basis points on the unpaid principal balance of Home Point’s mortgage servicing right portfolio (the “January 27 MSR Indication of Interest”). The January 27 MSR Indication of Interest also provided revised terms and conditions of the potential transaction in response to the January 20 Home Point Markup. The January 27 MSR Indication of Interest did not express Mr. Cooper’s offer as an aggregate dollar figure.
On February 9, 2023, Messrs. Khan and Rosenzweig met with members of Party B’s senior management and discussed the January 23 Party B Indication of Interest and ways to bridge differences in valuation between the January 12 Counterproposal and the January 23 Party B Indication of Interest. Mr. Khan pressed members of

Party B’s senior management to improve the value for Home Point stockholders represented by the January 23 Party B Indication of Interest, to provide an indication of value expressed in terms of consideration per share of Home Point common stock and to commit to move quickly to a signing of definitive transaction documentation (including by resolving open due diligence items).
On February 10, 2023, the Home Point Board held a regularly scheduled meeting (the “February 10 Meeting”). The Home Point Board discussed Home Point’s fourth quarter 2022 financial results with members of Home Point management. Following that discussion, members of Home Point management updated the Home Point Board on interactions with Party B and Mr. Cooper following the January 25 Board Meeting, including the meetings between members of Party B’s senior management and Mr. Khan and Mr. Rosenzweig. Representatives of Home Point management noted that Party B was expected to submit a revised indication of interest following those meetings. Members of the Home Point Board discussed the status of negotiations with Mr. Cooper and Party B, including what opportunities, if any, would be presented following the completion of a sale of Home Point’s portfolio of mortgage servicing rights, including opportunities to engage in liability management transactions, returning additional cash to Home Point stockholders or conducting other divestitures. Following that discussion, it was the sense of the Home Point Board that it was prudent to see if Party B would provide an indication of interest that improved on its previous proposals in terms of value as well as a commitment to move swiftly to completion of definitive transaction documents and announcement of a transaction. In addition, it was the sense of the Home Point Board that Home Point management should continue to explore the value to Home Point and its stockholders presented by a mortgage servicing rights-only transaction, such as the one contemplated by Mr. Cooper’s most recent proposal.
On February 13, 2023, Home Point received a revised indication of interest from Mr. Cooper updating the valuation of mortgage servicing rights set forth in the January 27 MSR Indication of Interest (the “February 13 MSR Indication of Interest”). The February 13 MSR Indication of Interest reflected a total asset value purchase price of approximately $1.1 billion based on a 5.0x multiple on Home Point’s portfolio of conventional mortgage servicing rights and a 3.18x multiple on Home Point’s portfolio of Government National Mortgage Association mortgage servicing rights. The February 13 MSR Indication of Interest also indicated that Mr. Cooper would receive early payoff protection in the form of a purchase price adjustment (the “EPO”) with respect to mortgage servicing rights that were paid off in the first three monthly payment cycles following the closing of the sale of mortgage servicing rights contemplated by the indication of interest.
On February 15, 2023, representatives of Houlihan Lokey provided Mr. Cooper with comments prepared by Home Point management with the assistance of Houlihan Lokey and Kirkland on the terms of the February 13 MSR Indication of Interest (the “February 15 Counterproposal”). The February 15 Counterproposal contemplated, among other things, only the sale of Home Point’s portfolio of conventional mortgage servicing rights (and not Home Point’s portfolio of Government National Mortgage Association mortgage servicing rights) and limitations on the conditions Home Point would need to satisfy to receive any portion of the held back purchase price. The February 15 Counterproposal also provided that Mr. Cooper would only receive EPO in respect of mortgage servicing rights that were paid off in the first two monthly payment cycles following the closing of the sale of Home Point’s portfolio of mortgage servicing rights contemplated by the indication of interest.
On February 17, 2023, Home Point received a revised indication of interest from Mr. Cooper updating the terms and conditions of the February 13 MSR Indication of Interest (the “February 17 MSR Indication of Interest”). In particular, the February 17 MSR Indication of Interest increased the period of time during which Mr. Cooper would receive EPO for three months (from two months in the February 15 Counterproposal) and increased the set of documents with respect to any given mortgage loan that Mr. Cooper would need to receive in order to release held back purchase price.
On February 24, 2023, Home Point received a revised indication of interest from Party B contemplating a whole company transaction valuing Home Point at $325 million with consideration consisting of 50% cash and 50% Party B stock, with an option for Party B to substitute cash consideration for stock consideration in its discretion (the “February 24 Party B Indication of Interest”). The February 24 Party B Indication of Interest noted that it assumed Home Point’s execution of the Cost Management Initiatives would continue in line with Home Point management’s expectations, that Party B’s valuation of Home Point assumed Home Point would fully collect key receivables prior to the closing of the transaction contemplated by the February 24 Party B Indication of Interest, and requested a period of exclusivity for Party B to complete its confirmatory diligence and negotiate definitive transaction documentation.

On March 2, 2023, consistent with the direction of the Home Point Board, representatives of Party B, Houlihan Lokey and Home Point met in person to discuss valuation considerations reflected in the February 24 Party B Indication of Interest, along with certain financial diligence items, in particular Home Point’s representations and warranties reserves, costs associated with the Cost Management Initiatives, cost savings associated with any potential sale of Home Point’s mortgage origination business under consideration by Home Point management, renegotiation of key vendor contracts and expected transaction expenses that would be incurred by Home Point in connection with a strategic transaction (the “March 2 Meeting”). At the March 2 Meeting, representatives of Party B indicated Party B was only interested in a transaction with Home Point that resulted in Party B’s acquisition of Home Point’s portfolio of mortgage servicing rights and representatives of Home Point noted that Home Point was considering a potential sale of Home Point’s origination business. Also at the March 2 Meeting, representatives of Houlihan Lokey encouraged representatives of Party B to update the February 24 Party B Indication of Interest to reflect an all-cash offer inclusive of transaction costs consistent with typical public company acquisitions.
On March 20, 2023, representatives of Houlihan Lokey called representatives of Party B to confirm if Party B would be updating the February 24 Party B Indication of Interest following the March 2 Meeting. During that call, representatives of Party B indicated to representatives of Houlihan Lokey that Party B was uncertain as to whether the February 24 Party B Indication of Interest continued to have merit in light of market conditions.
Also on March 20, 2023, Mr. Jay Bray, chairman and chief executive officer of Mr. Cooper, called representatives of Houlihan Lokey indicating Mr. Cooper was considering reengaging regarding a strategic transaction (as opposed to a purchase of mortgage servicing rights) with Home Point, subject to receiving and reviewing updated financial due diligence information. Representatives of Houlihan Lokey informed Mr. Bray that Home Point was considering a potential sale of Home Point’s origination business, which, if completed, would provide greater clarity on Home Point’s ongoing business and prospects. In light of that conversation, on March 23, 2023, representatives of Houlihan Lokey provided representatives of Mr. Cooper with updated financial due diligence information.
On March 21, 2023, representatives of Party B called representatives of Houlihan Lokey and indicated to representatives of Houlihan Lokey that the February 24 Party B Indication of Interest would not be updated and Party B was continuing to evaluate other potential strategic opportunities that had presented themselves due to the market conditions ensuing from the closure on March 10, 2023 of Silicon Valley Bank. Representatives of Houlihan Lokey also informed representatives of Party B that the Home Point Board was scheduled to meet on March 22, 2023 and would consider an updated proposal from Party B were Party B to provide an updated proposal.
On March 22, 2023, the Home Point Board met with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance to discuss developments in Home Point’s interactions with Mr. Cooper and Party B regarding a strategic transaction (the “March 22 Board Meeting”). Members of Home Point management and representatives of Houlihan Lokey updated the Home Point Board on interactions with Party B and Mr. Cooper following the February 10 Meeting, noting that due to market volatility ensuing from the closure on March 10, 2023 of Silicon Valley Bank and a decrease in Party B’s stock price, Party B was not moving forward with its previous proposal due in part to other market opportunities and current market conditions and, although representatives of Mr. Cooper had expressed interest in potentially reengaging on a strategic transaction following their review of updated due diligence information, Mr. Cooper had not provided a proposal contemplating a strategic transaction.
Following discussion regarding Home Point’s engagement with Mr. Cooper and Party B, members of Home Point management described the current status of Home Point’s mortgage origination business and related industry and market trends. The Home Point Board discussed with members of Home Point management the current challenges associated with Home Point’s origination business, including competitive pressures facing the business’s cost structure and discussed the strengths and weaknesses of retaining the origination business relative to selling or winding down the origination business in light of the challenging market environment for residential mortgage origination. Members of Home Point Management also discussed with the Home Point Board a financial forecast illustrating Home Point’s business and expected financial performance after taking into account a potential sale of Home Point’s origination business. Members of Home Point management proceeded to discuss with the Home Point Board a potential transaction whereby Home Point would sell its mortgage origination business to The Loan Store, Inc. (“The Loan Store”) in exchange for the assumption of certain liabilities and an equity interest in The Loan Store (the “Originator Sale”). Following a discussion regarding the Originator Sale, including the prospect that the Originator Sale could spark additional interest in an acquisition of Home Point, it was the sense of the Home Point Board that Home Point management should negotiate with The Loan Store regarding the Originator Sale and proceed to definitive documentation if negotiations proceeded in line with Home Point management’s expectations expressed at the March 22 Board Meeting. In addition, in light of the recent interactions with Mr. Cooper and Party B and the prospect of the Originator Sale, it was the sense of the Home Point Board that absent a proposal for a strategic transaction that offered a compelling combination of economic value and transaction certainty, it was advisable for Home Point’s management and advisors to focus on the negotiation of the Originator Sale and the execution of Home Point’s business plan in lieu of actively soliciting any other interest in potential strategic transactions at the present time.
On April 3, 2023, representatives of Party B and Mr. Rosenzweig spoke and, among other industry topics, discussed potential paths forward for a strategic transaction between Party B and Home Point in light of existing market conditions. Representatives of Party B indicated that Party B was unlikely to enhance the value represented by the February 24 Party B Indication of Interest and that Party B was also considering other strategic transactions.
On April 7, 2023, Home Point announced it had reached a definitive agreement with The Loan Store regarding the Originator Sale, which was subsequently completed on May 1, 2023.
Also on April 7, 2023, Home Point received a revised indication of interest from Party B contemplating an acquisition of Home Point that valued Home Point at $300 million with consideration consisting of all cash (the “April 7 Party B Indication of Interest”). The April 7 Party B Indication of Interest did not provide an offer in terms of a price per share of Home Point common stock and indicated, among other things, that Party B’s valuation of Home Point assumed Home Point would fully collect key receivables prior to the closing of the transaction contemplated by the April 7 Party B Indication of Interest and, consistent with Party B’s previous proposals, requested a period of exclusivity for Party B to complete its confirmatory diligence and negotiate definitive transaction documentation. After receipt of the April 7 Party B Indication of Interest, representatives of Houlihan Lokey indicated to representatives of Party B that, given the April 7 Party B Indication of Interest reflected less value for Home Point stockholders than the value represented in previous proposals made by Party B, it was unclear how the April 7 Party B Indication of Interest would be received by the Home Point Board and that Party B’s indication of interest needed to be expressed in terms of a price per share of Home Point common stock.
On April 10, 2023 and April 12, 2023, at the request of representatives of Mr. Cooper, representatives of Houlihan Lokey provided updated financial due diligence information to representatives of Mr. Cooper, including an analysis prepared by Home Point management with the assistance of Home Point’s tax advisors regarding tax structuring considerations.
On April 12, representatives of Mr. Cooper provided a financial analysis to representatives of Houlihan Lokey indicating that Mr. Cooper was prepared to make an offer based on a $306 million adjusted book value attributable to Home Point as a whole (rather than, as previously proposed by Mr. Cooper, a sale of mortgage servicing rights) (the “April 12 Mr. Cooper Indication of Interest”). Representatives of Houlihan Lokey encouraged the representatives of Mr. Cooper to provide the April 12 Mr. Cooper Indication of Interest in writing and in terms of a price per share of Home Point common stock for consideration by the Home Point Board.
On April 16, 2023, Home Point received a revised indication of interest from Mr. Cooper contemplating an acquisition of Home Point with consideration amounting to $2.25 in cash per share of Home Point common stock (the “Initial April 16 Mr. Cooper Indication of Interest”). The Initial April 16 Mr. Cooper Indication of Interest set forth certain other transaction terms, including Mr. Cooper’s expectation that Mr. Cooper would acquire a portion of Home Point’s mortgage servicing rights through a forward sale in connection with Mr. Cooper’s acquisition of Home Point’s equity to utilize certain deferred tax assets and that Mr. Cooper was prepared to complete its confirmatory diligence in 30 days. Following a discussion between representatives of Houlihan Lokey and representatives of Mr. Cooper, representatives of Mr. Cooper submitted a further revised indication of interest (the “April 16 Mr. Cooper Indication of Interest”) clarifying that it was prepared to complete confirmatory diligence and be in a position to execute definitive transaction documentation before May 15, 2023, with the other terms of the Initial April 16 Mr. Cooper Indication of Interest remaining unchanged.
In addition to the April 7 Party B Indication of Interest and the April 16 Mr. Cooper Indication of Interest, following announcement of the Originator Sale, representatives of Party A, Party C, Party D, Party E and Party F, a real estate investment trust, contacted representatives of Houlihan Lokey to express interest in a transaction with Home Point. Party C indicated to representatives of Houlihan Lokey that Party C was not interested in a strategic transaction involving an acquisition of Home Point, but would be potentially interested in purchasing a portion of Home Point’s mortgage servicing rights portfolio. Party E and Party A declined to provide an indication of value with respect to an acquisition of Home Point. Party F declined to receive confidential information regarding Home Point. Representatives of Party D expressed interest in reengaging regarding a strategic transaction and Party D was the only party that requested access to due diligence information, which was subsequently provided by representatives of Houlihan Lokey (as described in more detail below). None of Party A, Party C, Party D, Party E and Party F subsequently made proposals to Home Point.
On April 19, 2023, the Home Point Board met with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance to discuss the April 7 Party B Indication of Interest and the April 16 Mr. Cooper Indication of Interest (the “April 19 Board Meeting”). Members of Home Point management and representatives of Houlihan Lokey updated the Home Point Board on the April 7 Party B Indication of Interest and the April 16 Mr. Cooper Indication of Interest. Following the update, members of the Home Point Board discussed the relative merits of the April 7 Party B Indication of Interest and the April 16 Mr. Cooper Indication of Interest, including the relative strengths and weaknesses of each indication of interest as they related to value for Home Point’s stockholders and speed and certainty of execution and strategies for maintaining competitive tension as between Party B and Mr. Cooper. Mr. Khan informed the Home Point Board that a representative of Party B had reached out to Mr. Khan earlier in the day on April 19 and Mr. Khan had pressed the representative of Party B for an indication of interest expressed in terms of a price per share of Home Point common stock. Members of the Home Point Board also discussed the fact that Mr. Cooper was significantly more advanced in their due diligence than Party B and had shown a greater degree of engagement, that Mr. Cooper had provided an indication of interest expressed in terms of a price per share, consistent with the instructions of the Home Point Board as conveyed by Houlihan Lokey and that Mr. Cooper was able to close a transaction on a faster timeline than Party B due to Mr. Cooper’s regulatory strategy and in addition that Party B’s expectation that Home Point would fully collect key receivables prior to the closing of a transaction would also extend the period between signing and closing of a transaction with Party B relative to a transaction with Mr. Cooper. Members of the Home Point Board noted that even if Party B was able to improve on the value represented by the April 7 Party B Indication of Interest, both Party B’s request for additional time to complete its due diligence in exclusivity with Home Point and the relatively longer period Party B would require from a signing to closing made Mr. Cooper’s proposal more attractive in terms of timing and transaction certainty than Party B’s proposal. Following this discussion, it was the sense of the Home Point Board that Home Point management and their legal and financial advisors should move forward with negotiating definitive transaction documentation with Mr. Cooper on the basis of the April 16 Mr. Cooper Indication of Interest.
Following this discussion, representatives of Kirkland reviewed with the Home Point Board a summary of a draft merger agreement prepared by Kirkland that contemplated, among other things, (i) a one-step reverse triangular merger structure, (ii) a “hell-or-high-water” regulatory efforts covenant and (iii) a covenant restricting Home Point’s ability to consider alternative strategic transactions, subject to the Home Point Board’s ability to change its recommendation or terminate the merger agreement under specified circumstances.
Following the April 19 Board Meeting, representatives of Home Point determined that in the course of preparing the April 16 Mr. Cooper Indication of Interest, representatives of Mr. Cooper had used incorrect assumptions regarding expenses associated with employee compensation payable in connection with a change of control of Home Point. Following that determination, representatives of Houlihan Lokey provided updated assumptions regarding such expenses (the “Updated Assumptions”) to Mr. Cooper and recommended that Mr. Cooper update the April 16 Mr. Cooper Indication of Interest in light of the Updated Assumptions.
On April 21, 2023, representatives of Kirkland sent a draft merger agreement (the “Initial Draft Merger Agreement”) to representatives of Wachtell, Lipton Rosen & Katz (“Wachtell Lipton”), legal counsel to Mr. Cooper. The Initial Draft Merger Agreement provided for (i) a one-step reverse triangular merger structure, (ii) a “hell-or-high-water” regulatory efforts covenant and (iii) a covenant restricting Home Point’s ability to consider alternative strategic transactions, subject to the Home Point Board’s ability to change its recommendation or terminate the merger agreement under specified circumstances. The Initial Draft Merger Agreement also indicated that the Trident Funds would enter into a support agreement at signing obligating the

Trident Funds to act by written consent to approve the transactions contemplated by the merger agreement, which obligation would cease to be effective upon the Home Point Board changing its recommendation to Home Point stockholders in favor of the transaction contemplated by the merger agreement or Home Point terminating the merger agreement with Mr. Cooper.
Also on April 21, 2023, representatives of Mr. Cooper sent an extensive list of due diligence requests to representatives of Home Point (the “April 21 Diligence Request”).
Also on April 21, 2023, in connection with a regularly scheduled discussion between representatives of Houlihan Lokey and representatives of Party C regarding a variety of industry topics, representatives of Houlihan Lokey asked representatives of Party C if the Originator Sale changed Party C’s potential interest in a strategic transaction with Home Point. The representatives of Party C indicated that given current market conditions, other opportunities to acquire mortgage servicing rights were available and Party C was not interested in re-engaging on a potential strategic transaction at that time.
Also on April 21, 2023, Mr. Rosenzweig spoke with representatives of Party D who indicated that, in light of the Originator Sale, Party D was interested in reengaging in its due diligence review of Home Point in connection with a potential strategic transaction. Following that conversation, representatives of Houlihan Lokey provided representatives of Party D with access to the virtual data room containing due diligence materials on Home Point. As noted above, Party D did not subsequently make a proposal to Home Point.
On April 24, 2023, Mr. Newman and Mr. Bray met for breakfast to discuss the status of negotiations between Home Point and Mr. Cooper and agreed to target the weekend of May 6, 2023 for finalizing definitive transaction documents. Following the breakfast meeting, representatives of Home Point, Houlihan Lokey and Mr. Cooper met to discuss open due diligence points highlighted in the April 16 Mr. Cooper Indication of Interest and the April 21 Diligence Request and to discuss tax structuring considerations. Representatives of Houlihan Lokey also encouraged Mr. Cooper to accelerate their due diligence work, conveying that the strength of Mr. Cooper’s offer lay in part in its ability to move quickly to a signing and provide a relatively short interim period. Later on April 24, 2023, representatives of Home Point participated in a due diligence call with representatives of Mr. Cooper to discuss existing litigation to which Home Point was subject and ongoing regulatory exams.
Also on April 24, 2023, Home Point received a revised indication of interest from Mr. Cooper utilizing the Updated Assumptions, which contemplated an acquisition of Home Point with consideration amounting to $2.33 in cash per share of Home Point common stock (the “April 24 Mr. Cooper Indication of Interest”).
During the week of April 24, 2023, representatives of Home Point participated in numerous due diligence calls with representatives of Mr. Cooper to discuss topics including regulatory matters, vendor management, human resources matters and existing litigation to which Home Point was subject.
On April 25, 2023, representatives of Mr. Cooper sent to representatives of Houlihan Lokey a draft purchase and sale agreement with respect to a portion of the Home Point mortgage servicing rights (the “MSR Purchase Agreement”).
On April 30, 2023, representatives of Wachtell Lipton delivered a revised merger agreement (the “April 30 Draft Merger Agreement”), which provided for (i) a two-step tender offer and merger governed by Section 251(h) of the General Corporation Law of the State of Delaware, (ii) a forward sale of a portion of Home Point’s mortgage servicing rights as a condition precedent to the closing of the tender offer, (iii) a condition precedent to the closing of the tender offer based on Home Point’s tangible book value exceeding an unspecified target at the closing of the tender offer and (iv) revisions to the Initial Draft Merger Agreement’s deal protection provisions including a termination fee amounting to 5% of Home Point’s total equity value and removing the ability of the Home Point Board to terminate the merger agreement to enter a superior transaction. In addition, the April 30 Draft Merger Agreement indicated that Mr. Cooper expected the Trident Funds’ obligation to tender their shares of Home Point common stock would only terminate upon the consummation of the transactions contemplated by the merger agreement or the termination of the merger agreement.
In the period leading up to the meeting of the Home Point Board on May 9, 2023, representatives of Party B reached out to representatives of Houlihan Lokey on multiple occasions. In each interaction, representatives of Houlihan Lokey indicated that there would be an upcoming meeting of the Home Point Board to discuss proposals presented to the Home Point Board, including Party B’s most recent proposal.

On May 1, 2023, the Home Point Board held a regularly scheduled meeting with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance. Following a discussion regarding Home Point’s first quarter 2023 operating and financial results, representatives of Houlihan Lokey provided an update on interactions with Mr. Cooper, Party A, Party B, Party C, Party D, Party E and Party F following the announcement of the Originator Sale. Representatives of Houlihan Lokey noted the April 24 Mr. Cooper Indication of Interest and that Party B had not reengaged on diligence or transaction terms following the April 7 Party B Indication of Interest, even after Mr. Khan’s request for an updated indication of interest expressed in terms of a price per share of Home Point common stock, and that, despite representatives of Houlihan Lokey having contact with each of Party A, Party C, Party D, Party E, and Party F following announcement of the Originator Sale, none of Party A, Party C, Party D, Party E and Party F made an offer for a transaction with Home Point and other than Party D those parties had not engaged in due diligence following the Originator Sale. Following a discussion regarding the transaction terms contemplated by the April 24 Mr. Cooper Indication of Interest and the April 30 Draft Merger Agreement, including Mr. Cooper’s ability to move quickly to a signing and closing, relative to Party B’s position, it was the sense of the Home Point Board that Home Point management and its advisors should continue negotiating with Mr. Cooper to attempt to reach satisfactory transaction terms, while continuing to engage with and provide due diligence materials to Party B to the extent Party B requested such materials.
On May 2, 2023, the Home Point Board held a meeting with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance (the “May 2 Board Meeting”). Representatives of Houlihan Lokey discussed with the Home Point Board the indications of interest received by Home Point to date from Mr. Cooper and Party B, as well as the limited engagement by Party A, Party C, Party D, Party E and Party F following announcement of the Originator Sale, noting that Party A, Party C, Party D, Party E, and Party F had each declined to make proposals and Houlihan Lokey did not expect Party A, Party C, Party D, Party E, or Party F to make proposals based on the limited degree of engagement Party A, Party C, Party D, Party E, and Party F had demonstrated. In addition to the fact that the April 24 Mr. Cooper Indication of Interest represented a greater amount of value for Home Point stockholders than the April 7 Party B Indication of Interest and that the April 7 Party B Indication of Interest was not expressed in terms of a price per share of Home Point common stock, the Home Point Board discussed the fact that Mr. Cooper was positioned to sign and announce a transaction on an accelerated timeline, while Party B would likely, as indicated in the April 7 Party B Indication of Interest, require multiple weeks to complete its due diligence to the extent Party B reengaged and that Party B had requested exclusivity as a condition to proceeding to definitive transaction documentation and confirmatory due diligence. The Home Point Board also discussed the fact that a transaction with Mr. Cooper would require a shorter period between signing and closing, as compared to a transaction with Party B, due to Party B’s likely regulatory strategy, as well as Party B’s condition that Home Point would fully collect key receivables prior to the closing of a transaction with Party B. Representatives of Houlihan Lokey noted that the last meeting with Party B was April 3 and that when representatives of Party B had contacted representatives of Houlihan Lokey prior to the May 2 Board Meeting, representatives of Houlihan Lokey had encouraged Party B to reengage on due diligence and informed representatives of Party B that the Home Point Board would be meeting imminently to consider final proposals from multiple parties. Members of the Home Point Board also discussed the fact that even if Party B reengaged with Home Point and was able to complete its due diligence on an expedited basis, Party B’s expected regulatory strategy and condition that Home Point would fully collect key receivables prior to the closing of a transaction with Party B entailed a meaningfully longer sign-to-close period than Mr. Cooper’s proposal entailed.
Members of the Home Point Board proceeded to discuss with Home Point management the revised financial forecasts prepared by Home Point management, which took into account the effects of the Originator Sale, and the Home Point Board approved the revised financial forecasts for use in consideration of the transaction with Mr. Cooper. Following this discussion, representatives of Houlihan Lokey discussed Houlihan Lokey’s preliminary financial analysis of Home Point on a standalone basis and a comparison of the indications of interest from Party B and Mr. Cooper to such standalone analysis, describing changes to the preliminary financial analysis from the version Houlihan Lokey reviewed with the Home Point Board at the December 23 Board Meeting, reflecting changes to Home Point’s business driven by the Originator Sale following that time as well as the various valuation methodologies employed by Houlihan Lokey. Following this discussion, in light of the fact that representatives of Party B had been contacting representatives of Houlihan Lokey to inquire regarding the status of Home Point’s deliberations, the Home Point Board directed Houlihan Lokey to inform representatives of Party B that there was a limited period of time remaining for Party B to make any updates Party B might desire to make in respect of the April 7 Party B Indication of Interest and that other parties were interested in a strategic transaction with Home Point (and representatives of Houlihan Lokey subsequently so informed representatives of Party B). The Home Point Board also directed Houlihan Lokey and Kirkland to proceed with negotiation with Mr. Cooper of definitive transaction documents.
Also on May 2, 2023, representatives of Kirkland delivered draft disclosure schedules to the merger agreement and a tender and support agreement to Wachtell Lipton.
On May 3, 2023, representatives of Kirkland delivered a revised merger agreement to Wachtell Lipton (the “May 3 Draft Merger Agreement”).
Later on May 3, 2023, representatives of Mr. Cooper provided representatives of Home Point with a list of key issues presented by the May 3 Draft Merger Agreement (the “May 3 Issues List”), including the following items: (i) the inclusion of a condition precedent to the closing of the tender offer based on Home Point’s tangible book value exceeding an unspecified target at the closing of the tender offer remained an open item and (ii) Mr. Cooper’s view that the Home Point Board should not be permitted to terminate a merger agreement with Mr. Cooper in order to enter into a superior transaction and that the Trident Funds’ commitment to tender their shares should only terminate upon the termination of the merger agreement and (iii) the precise timing of the forward sale of Home Point’s mortgage servicing rights required further discussion among Mr. Cooper’s and Home Point’s advisors.
Throughout the period from May 3 through May 7, representatives of Kirkland and Wachtell Lipton engaged in numerous calls to discuss topics raised in the May 3 Issues List and exchanged drafts of transaction documents, including the merger agreement, the tender and support agreement and the MSR Purchase Agreement.
On May 4, 2023, Mr. Rosenzweig met for breakfast with Mr. Bray, during which meeting Messrs. Rosenzweig and Bray discussed the topics raised in the May 3 Issues List.
Later on May 4, 2023, Mr. Khan spoke with a representative of Party B and Mr. Khan pressed the representative of Party B for an indication of interested expressed in terms of a price per share of Home Point common stock.
On May 5, 2023, Home Point received a revised indication of interest from Party B contemplating a whole company transaction with consideration amounting to $2.00 in cash per share of Home Point common stock (the “May 5 Party B Indication of Interest”). The May 5 Party B Indication of Interest stated, among other things, that Party B’s valuation of Home Point assumed Home Point would fully collect key receivables prior to the closing of the transaction contemplated by the May 5 Party B Indication of Interest and, consistent with Party B’s previous indications of interest, requested a period of exclusivity for Party B to complete its confirmatory diligence and negotiate definitive transaction documentation. Following receipt of the May 5 Party B Indication of Interest, representatives of Houlihan Lokey provided Party B with the Updated Assumptions and asked that Party B update the May 5 Party B Indication of Interest in light of the Updated Assumptions.
Also on May 5, 2023, Home Point received a revised indication of interest (the “May 5 Mr. Cooper Indication of Interest”) from Mr. Cooper, confirming Mr. Cooper’s proposal to acquire Home Point with consideration amounting to $2.33 in cash per share and reiterating that Mr. Cooper required a transaction where Home Point did not have the ability to terminate the transaction to accept a superior transaction and a transaction consistent with Mr. Cooper’s position on the timing of the forward sale of a portion of Home Point’s mortgage servicing rights. The May 5 Mr. Cooper Indication of Interest also indicated that the indication of interest was contingent on signing a merger agreement by 5 p.m. EST on May 7, 2023.
On May 6, 2023, representatives of Party B indicated that, utilizing the Updated Assumptions, Party B would offer $2.10 in cash per share of Home Point common stock, which was subsequently confirmed in writing with the other terms and conditions consistent with those set forth in the May 5 Party B Indication of Interest (the “Updated May 5 Party B Indication of Interest”).
On May 6, 2023, the Home Point Board met with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance. Representatives of Houlihan Lokey discussed the Updated May 5 Party B Indication of Interest and the May 5 Mr. Cooper Indication of Interest with the Home Point Board and the Home Point Board discussed with representatives of Houlihan Lokey and Kirkland the differences between Party B’s transaction structure and Mr. Cooper’s transaction structure, noting that not only was Mr. Cooper able to deliver greater value to Home Point stockholders with a shorter period between the signing and closing of the proposed transaction given differences in Mr. Cooper’s regulatory strategy relative to Party B’s regulatory strategy as well as Party B’s condition that Home Point would fully collect key receivables prior to closing a transaction with Party B but also Mr. Cooper was positioned to sign and announce a transaction imminently, while Party B would require multiple weeks of exclusivity to complete its due diligence. The Home Point Board also discussed the extensive market check that had been conducted since September 2022 and the additional outreach conducted by Houlihan Lokey after the announcement of the Originator Sale, as well as the following interactions with Party A, Party C, Party D, Party E and Party F, which, in each case, did not result in a proposal, and the fact that Mr. Cooper had indicated that a transaction would need to be signed imminently. Representatives of Kirkland reviewed the Home Point Board’s fiduciary duties in the context of considering strategic alternatives for Home Point, including a sale of Home Point. The Home Point Board proceeded to discuss the idea that the deal protection construct that Mr. Cooper had indicated was a requirement for proceeding with the potential transaction and had been reflected in drafts of the merger agreement. The Home Point Board also discussed if and when representatives of Home Point should reach out to Party B, noting the recent interactions between representatives of Home Point and Party B and noting that Party B did not appear to be in a position to move as quickly as Mr. Cooper to a signed transaction, in addition to the fact that Party B would require a longer period from signing to closing of a transaction with Home Point. Members of the Home Point Board also discussed if and when to press Party B to improve the value represented by Party B’s most recent indication of interest and concluded that even if Party B were able to improve the value it was willing to offer, it would likely not be able to move quickly enough such that Home Point could maintain competitive tension between Party B and Mr. Cooper, and, in any case, Party B would not be able to close a transaction with Home Point as quickly as Mr. Cooper would be able to. Following this discussion, it was the consensus of the Home Point Board that representatives of Kirkland should propose a one-step merger structure with other deal protections consistent with Mr. Cooper’s previous proposals in exchange for a commitment to proceed to an immediate signing and in connection with that proposal, and representatives of Home Point should encourage Mr. Cooper to enhance the value reflected in the May 5 Mr. Cooper Indication of Interest.
On May 7, 2023, representatives of Kirkland delivered a revised draft merger agreement to representatives of Wachtell Lipton (the “May 7 Draft Merger Agreement”) reflecting (i) a one-step merger, (ii) a commitment by the Trident Funds to act by written consent to approve the transaction immediately following signing and (iii) no right for the Home Point Board to terminate the merger agreement to enter into a superior transaction, along with related drafts of ancillary documents. Representatives of Kirkland concurrently delivered a revised draft of the MSR Purchase Agreement to representatives of Wachtell Lipton.
Later on May 7, 2023, Mr. Newman and Mr. Bray met telephonically to discuss transaction status and confirmed that both Home Point and Mr. Cooper were committed to moving quickly to a signing. Mr. Newman also encouraged Mr. Bray to enhance the value being offered by Mr. Cooper to Home Point stockholders.
Throughout the period from May 7 through May 10, representatives of Kirkland and Wachtell Lipton engaged in numerous calls to discuss topics related to the transaction documents and exchanged drafts of those transaction documents, including the merger agreement, the tender and support agreement and the MSR Purchase Agreement.
On May 8, 2023, the Home Point Board met with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance. Representatives of Houlihan Lokey and members of Home Point management noted their belief, based on the May 5 Mr. Cooper Indication of Interest and subsequent interactions between representatives of Mr. Cooper and representatives of Home Point that there was meaningful execution risk associated with a transaction with Mr. Cooper if definitive documentation was not agreed imminently. Representatives of Houlihan Lokey discussed with the Home Point Board the extensive market check that had been conducted since September 2022 and the Home Point Board noted that as between Party B and Mr. Cooper, Mr. Cooper’s proposal represented a greater amount of value for Home Point stockholders than Party B’s proposal, that Mr. Cooper was positioned to sign and announce a transaction imminently, while Party B would require multiple weeks to complete its due diligence in a period of exclusivity with Home Point and that a transaction with Party B would entail an extended period from signing to closing due to its regulatory strategy and condition that Home Point would fully collect key receivables prior to the closing of a transaction with Party B. Following this discussion, it was the consensus of the Home Point Board that it was advisable to proceed with

Mr. Cooper and the Home Point Board instructed Home Point management and its advisors to proceed with negotiating definitive transaction documentation consistent with the May 5 Mr. Cooper Indication of Interest. Representatives of Houlihan Lokey also described the contents of the letter previously provided by Houlihan Lokey to the Home Point Board regarding certain relationships with Mr. Cooper. The Home Point Board also instructed representatives of Houlihan Lokey to indicate to Party B that there was an imminent meeting of the Home Point Board at which time final proposals for a strategic transaction from multiple parties would be considered, including the Updated May 5 Party B Indication of Interest.
On May 9, 2023, the Home Point Board met with members of Home Point management and representatives of Houlihan Lokey and Kirkland in attendance. Representatives of Kirkland reviewed with the directors their fiduciary duties in the context of considering strategic alternatives for Home Point, including a sale of Home Point. At the request of the Home Point Board, representatives of Houlihan Lokey reviewed with the Home Point Board its financial analysis of Home Point on a standalone basis and the proposed Offer and Merger. Thereafter, at the request of the Home Point Board, representatives of Houlihan Lokey then delivered to the Home Point Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated as of May 9, 2023, to the effect that, as of such date and based on and subject to the various assumptions, qualifications and limitations considered in connection with the preparation of such opinion, the merger consideration to be received by holders of Home Point’s common stock in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following further discussion of potential factors in favor of and against the potential transaction, the Home Point Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interest of, Home Point and its stockholders, (ii) declared it advisable to enter into the merger agreement, (iii) approved the execution, delivery and performance by Home Point of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Home Point tender their shares of Home Point common stock to Acquisition Sub pursuant to the Offer.
Following the meeting of the Home Point Board on May 9, 2023, each of Home Point, Mr. Cooper and Acquisition Sub executed and delivered the merger agreement on May 10, 2023.
On May 10, 2023, following market close, Mr. Cooper issued a press release announcing the proposed transaction.
Reasons for the Recommendation
In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Home Point Board consulted with Home Point’s senior management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Home Point and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Home Point Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Home Point Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, which are not necessarily listed in order of relative importance, the Home Point Board recommends that Home Point’s stockholders tender their Shares in response to the Offer:
Offer Price. The Home Point Board considered:
•	the historical market prices, volatility and trading information with respect to the Shares;
•	the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $2.33 per share represents:
•	a 26.6% premium to the closing price of $1.84 on May 8, 2023, the last trading day before the Home Point Board’s approval of the Merger Agreement;
•	a 20.8% premium to the trailing volume-weighted average price of $1.93 for the 30-day period ended on May 8, 2023; and
•	a 33.6% premium to the trailing volume-weighted average price of $1.74 for the 60-day period ended on May 8, 2023; and

•
that in its view it had obtained Mr. Cooper’s best and final offer, and that, in light of the discussions and negotiations that had occurred since September 2022 as described in the section captioned “—Background of the Offer and the Merger”, as of the date of the Merger Agreement, the Merger Consideration represented the highest per-Share consideration reasonably obtainable from any source and would provide greater value to stockholders than continuing to operate the business or liquidation.

Home Point’s Operating and Financial Condition and Prospects. The Home Point Board considered Home Point’s operating and financial performance, results of operations, competitive position, strategic options as an independent company and its prospects, including challenging market conditions in the business in which Home Point operates and the prospective forecasts for Home Point prepared by Home Point’s senior management included in “—Certain Prospective Financial Projections,” which reflect certain assumptions of senior management regarding future business performance. The Home Point Board also considered market conditions and trends, including market volatility and competitive pressure as well as excess capacity in the mortgage industry and Home Point’s resulting performance and likely prospects. The Home Point Board also considered actions that Home Point had taken in response to challenging market conditions, including reductions in headcount, renegotiating vendor contracts and reducing origination volumes. The Home Point Board considered the inherent uncertainty of achieving management’s prospective forecasts, and that, as a result, Home Point’s actual financial results in future periods could differ materially from senior management’s forecasts. The Home Point Board also considered the fact that Home Point recently completed the sale of its wholesale originations channel to The Loan Store, Inc. on May 1, 2023. The Home Point Board considered, among other factors, that the holders of the Shares would continue to be subject to certain risks and uncertainties of Home Point if it remained independent. These risks and uncertainties included risks relating the macro-economic, industry and market conditions negatively impacting valuations of and the outlook for portfolios of mortgage servicing rights, which are Home Point’s primary remaining assets, and the substantial overhead burden of Home Point at its current size. The Home Point Board also considered the risk and challenges facing Home Point were it to attempt to re-enter the residential mortgage origination business in the future and discussed prospective changes and challenges in the mortgage origination market. The Home Point Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Merger Consideration in the foreseeable future and the risk and uncertainty associated with Home Point and its business as a residential mortgage servicer (including the risk factors set forth in Home Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022).
Risks of Remaining Independent. The Home Point Board considered the advantages of entering into the Merger Agreement in comparison with the risks of remaining independent and continuing to operate the business, including Home Point management’s views on full year 2023 performance and long-term financial projections as a standalone company, the risks inherent in the residential mortgage servicing industry, market conditions effecting the mortgage servicing industry, the economy and capital markets as a whole, and the various additional risks and uncertainties that are listed in Item 1A of Part I or Part II, as applicable, of Home Point’s most recent annual and quarterly reports. The Home Point Board also considered the risks and benefits of, as an independent company, engaging in liability management transactions and other corporate restructuring actions.
Strategic Process. The Home Point Board considered the strategic process conducted by Home Point beginning in September 2022 as described in the section captioned “—Background of the Offer and the Merger”, with the assistance of representatives of Houlihan Lokey, to identify potential buyers taking into account the expected interest of parties in making acquisitions in the residential mortgage servicing industry generally, their financial capability to consummate a transaction of this size, and their ability to move quickly and efficiently in a process and the outcome of those discussions, and the fact that, after extensive negotiations and due diligence, none of these parties, other than Mr. Cooper, had expressed interest in a strategic transaction such as the Offer and the Merger with comparable value for Home Point stockholders or comparable speed and certainty of execution. In addition, the Home Point Board noted that three other parties interested in acquiring Home Point submitted bid proposals with less favorable terms than the proposal submitted by Mr. Cooper, which terms included lower consideration and a relatively longer timeframe to closing that would subject Home Point’s business to greater potential uncertainty of closing and related disruption. The Home Point Board also noted that two of those other parties had declined to proceed with negotiation regarding a potential transaction. The Home Point Board also noted that a large number of other parties had been contacted and had declined to submit an offer for an acquisition of Home Point. The Home Point Board also considered the potential recoveries were Home Point to cease business and dissolve.

Negotiation Process. The Home Point Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by Home Point with the knowledge and at the direction of the Home Point Board and with the assistance of its financial and legal advisors. The Home Point Board also considered the enhancements that Home Point and its advisors were able to obtain as a result of robust arm’s-length negotiations with Mr. Cooper, including the increase in the valuation offered by Mr. Cooper from the time of its initial expression of interest to the end of the negotiations.
Opinion of Financial Advisor. The Home Point Board considered the oral opinion of Houlihan Lokey rendered to the Home Point Board on May 9, 2023, which was subsequently confirmed by delivery of a written opinion dated May 9, 2023 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than Mr. Cooper, Acquisition Sub and their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Houlihan Lokey’s opinion, please see below under the caption “—Opinion of Home Point’s Financial Advisor.”
The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Home Point Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Material Adverse Effect” applicable to Home Point, (2) the inability of Home Point to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (3) the ability of the Home Point Board under certain circumstances to withdraw, withhold, qualify or modify, in a manner adverse to Mr. Cooper or Acquisition Sub, or fail to make its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, (4) the respective termination rights of Home Point and Mr. Cooper, and (5) the $9,720,000 termination fee payable by Home Point under certain circumstances, which the Home Point Board believed was reasonable relative to termination fees in transactions of a similar size. With respect to (2) and (3) the Home Point Board further considered that it had attempted to have these provisions modified to permit it to terminate the Merger Agreement for a superior proposal but Mr. Cooper had said those provisions were necessary for it to proceed with the Offer and the Merger, and that as a result of the strategic process outlined above it was unlikely that a superior proposal would be made and that in light of that process the Home Point Board believed the Offer and the Merger were the best transaction available for the stockholders.
Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Home Point Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the “Material Adverse Effect” definition applicable to Home Point, which generally defines the standard for closing risk, and (3) the likelihood of obtaining required regulatory approvals, including the commitments made by Home Point and Mr. Cooper to obtain the required regulatory approvals in the Merger Agreement. The Home Point Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.
Tender Offer Structure; Timing of Completion. The Home Point Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares, which can be completed, and cash consideration be delivered to Home Point’s stockholders, followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Home Point Board also considered that, due to Mr. Cooper’s preferred regulatory strategy, the potential for closing in a relatively short timeframe could reduce the amount of time in which Home Point’s business would be subject to the potential uncertainty of closing and related disruption.
Extension of Offer Period. The Home Point Board considered that, under certain circumstances set forth in the Merger Agreement, Acquisition Sub is required to extend the Offer beyond the Initial Expiration Date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.
End Date. The Home Point Board considered the termination date under the Merger Agreement on which either Mr. Cooper or Home Point, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger.

Appraisal Rights. The Home Point Board considered the availability of statutory appraisal rights to Home Point’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.
Support of the Principal Stockholders. The Home Point Board considered the support of the Principal Stockholders, which controlled approximately 92% of the aggregate voting power of the outstanding Shares as of May 10, 2023 and which will be receiving the same form and amount of consideration in the Offer and the Merger (as applicable) for their Shares as all other stockholders, as evidenced by their execution and delivery of the Support Agreement.
Business Reputation of Mr. Cooper. The Home Point Board considered the business reputation and capabilities of Mr. Cooper and its management and the substantial financial resources of Mr. Cooper and, by extension, Acquisition Sub, which the Home Point Board believed supported the conclusion that a transaction with Mr. Cooper and Acquisition Sub could be completed relatively quickly and in an orderly manner.
Certainty of Consideration. The Home Point Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in Home Point, while avoiding Home Point’s business risks, and while also providing such holders of Shares with certainty of value and liquidity for their Shares.
In the course of its deliberations, the Home Point Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:
•
the nature of the transaction as a cash transaction, which would prevent stockholders from participating in any future earnings or growth of Home Point, and that stockholders would not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if Home Point engaged in future strategic or other transactions or as a result of improvements to Home Point’s operations;

•
the effect of the public announcement of the Merger Agreement on Home Point’s operations, Home Point’s relationship with its partners and other business relationships, and Home Point’s ability to retain key management and personnel;

•
the fact that the Merger Agreement precludes Home Point from actively soliciting alternative takeover proposals or terminating the Merger Agreement to enter into an agreement contemplating a proposal superior to the Offer and the Merger and requires payment by Home Point of a $9,720,000 termination fee under certain circumstances;

•
the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Home Point’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, Home Point will have incurred significant transaction costs, Home Point’s relationships with its partners, employees and other third parties may be adversely affected, and the trading price of common stock of Home Point and the market’s perceptions of Home Point’s prospects may be adversely affected;

•
the restrictions imposed by the Merger Agreement on the conduct of Home Point’s business prior to completion of the Offer and the Merger, which could delay or prevent Home Point from undertaking some business opportunities that may arise during that time;

•	the risk of litigation;
•
the fact that significant transaction and opportunity costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Home Point’s management will be required, potentially resulting in disruptions to the operation of Home Point’s business;

•
the interests that certain directors and executive officers of Home Point may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of Home Point or the interests of Home Point’s other stockholders generally, as described in Item 3 under the heading titled “—Arrangements Between Home Point and its Executive Officers, Directors and Affiliates”; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.
The foregoing discussion of the information and factors considered by the Home Point Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Home Point Board. In view of the wide variety of reasons and factors considered, the Home Point Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Home Point Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Home Point Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.
The foregoing discussion of the reasoning of the Home Point Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “Additional Information—Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Home Point Board believed were appropriate to consider, the Home Point Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that Home Point’s stockholders tender their Shares to Acquisition Sub pursuant to the Offer.
Intent to Tender
To Home Point’s knowledge, after making reasonable inquiry, all of Home Point’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Certain Financial Projections
Home Point does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, as described in “— Background of the Offer and the Merger,” in connection with its strategic planning process and at the direction of the Home Point Board in connection with its evaluation of strategic alternatives, Home Point’s senior management prepared long-range projections of revenue and costs for fiscal years 2023 through 2025 based on its view of the prospects for Home Point on a stand-alone basis (the “Forecasts”). These Forecasts reflect a risk-adjusted outlook and were based on certain internal assumptions about sales of certain portions of Home Point’s mortgage servicing rights, costs associated with the wind down or divestiture of certain legacy Home Point businesses, cost reduction initiatives undertaken by Home Point, Home Point’s effective tax rate and utilization of net operating losses, and other relevant factors relating to Home Point and the mortgage servicing rights business. The Forecasts were developed solely using the information available to Home Point management at the time the Forecasts were created. This information is not fact and readers are cautioned not to place undue reliance on the Forecasts.
The Forecasts were provided to and considered by the Home Point Board in connection with its evaluation of the Transactions in comparison to Home Point’s other strategic alternatives. The Forecasts also were provided to Houlihan Lokey, and the Home Point Board directed Houlihan Lokey to use the Forecasts in its financial analysis and opinion (as summarized above under “—Opinion of Home Point’s Financial Advisor”), and the Forecasts were the only financial projections with respect to Home Point used and relied upon by Houlihan Lokey in rendering its opinion. In addition, a portion of the Forecasts were provided to Mr. Cooper.
The summaries of the Forecasts are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The summary of the Forecasts are being included in this Schedule 14D-9 because the Forecasts were provided to the Home Point Board and to Houlihan Lokey to evaluate strategic transactions considered by the Home Point Board, including the transactions contemplated by the Merger Agreement. The Forecasts may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, many of which are beyond Home Point’s control. Because the Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Home Point’s business and its results of operations. The Forecasts were prepared by Home Point’s management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Home Point’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends or accurately estimate the future prospects of Home Point. In addition, the Forecasts are subject to additional uncertainty due to the fact that, in light of Home Point’s current business operations, estimates like the Forecasts are highly sensitive to changes in interest rates and, furthermore, in the judgment of Home Point management and the Home Point Board, estimates extending beyond three years would be unusually unreliable. The Forecasts were developed solely using the information available to Home Point’s management at the time they were created and reflects assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Forecasts not being achieved include, but are not limited to: (1) disruptions in the mortgage-backed securities and mortgage markets; (2) the impact of competitive dynamics; (3) the effect of regulatory actions; (4) the effect of conditions in the U.S. residential real estate market; (5) the effect of global economic conditions; (6) conditions in the financing markets and access to sufficient capital; (7) changes in applicable laws, rules and regulations; (8) accuracy of certain accounting assumptions; (9) changes in actual or projected cash flows; and (10) other risk factors described in Home Point’s annual report on Form 10-K for the fiscal year ended December 31, 2022, as amended, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, as well as the section titled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Forecasts may be affected by Home Point’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that any of the Forecasts will be realized, and actual results may vary materially from those shown.
The Forecasts were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Home Point’s independent registered public accounting firm nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to any of the Forecasts or expressed any opinion or any form of assurance related thereto.
The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Home Point, Mr. Cooper, Acquisition Sub or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider any of the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. None of Home Point, Mr. Cooper, Acquisition Sub or any of their respective affiliates assumes any responsibility for the accuracy of this information. None of Home Point, Mr. Cooper, Acquisition Sub or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from any of the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile any of the Forecasts to reflect circumstances existing after the date any of the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts are shown to be in error. None of Home Point, Mr. Cooper, Acquisition Sub or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any Home Point or Mr. Cooper stockholders regarding the ultimate performance of Home Point compared to the information contained in any of the Forecasts, the likelihood that the Forecasts will be achieved consistent with any of the Forecasts or at all, or the overall future performance of Home Point. The Forecasts are subjective in many respects and, thus, are subject to interpretation. Accordingly, there can be no assurance that any of the Forecasts will be realized, and actual results may vary materially from those shown. None of Home Point, Mr. Cooper or Acquisition Sub or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from any of the Forecasts. Home Point urges all stockholders to review Home Point’s most recent SEC filings for a description of Home Point’s reported financial results.
The Forecasts were prepared assuming Home Point’s continued operation as a stand-alone, publicly traded company, after giving effect to the Originator Sale, and therefore do not give effect to the Offer or the Merger or any changes to Home Point’s operations or strategy that may be implemented following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger, or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. Home Point senior management believed the assumptions used in the preparation of these Forecasts to be reasonable at the time they were made, including, but not limited to, assumptions relating to Home Point’s sales of certain portions of its mortgage servicing rights, costs associated with the wind down or divestiture of certain legacy Home Point businesses, cost reduction initiatives, effective tax rate and utilization of net operating losses, and other relevant factors related to Home Point’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected the Forecasts.
Certain of the measures included in the Forecasts are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The summary of the information below is included solely to give Home Point’s stockholders access to the information that was made available to the Home Point Board and Houlihan Lokey, and is not included in this Schedule 14D-9 in order to influence any Home Point stockholder to make any investment decision with respect to the Offer or Merger.
Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Houlihan Lokey for purposes of its financial analysis as described above in the section titled “—Opinion of Home Point’s Financial Advisor” or by the Home Point Board in connection with its consideration of the Merger. Accordingly, we have not provided a reconciliation of any financial measures included in the Forecasts.
Home Point undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts are shown to be in error. None of Home Point, or, to the knowledge of Home Point, Mr. Cooper or Acquisition Sub, intends to make publicly available any update or other revisions to the Forecasts, except as otherwise required by law.
The Forecasts for the applicable fiscal years are summarized below (in millions):
	2023	2024	2025
Origination & Corporate Revenue Contribution(1)	($78.0)	($31.9)	($18.5)
Servicing Revenue Contribution(2)	$140.9	$87.8	$66.0
Operating Income(3)	$10.3	$22.9	$20.7
Pre-Tax Income	($183.8)	$11.0	$9.9
Net Income	($138.5)	$8.1	$7.4
(1)	Origination & Corporate Revenue Contribution means origination and corporate revenue less origination and corporate expenses
(2)	Servicing Revenue Contribution means servicing revenue less servicing expenses
(3)	Operating Income means income before non-recurring expenses and mortgage servicing rights mark-to-market adjustments
In addition, at the direction of Home Point management, Houlihan Lokey performed a discounted cash flow analysis for the years 2023-2025 calculated solely based on the Forecasts and other projected financial information provided by Home Point management and approved for Houlihan Lokey’s use by the Home Point

Board. The following is a summary of the estimated shareholders’ equity and related cash flows of Home Point, in each case based on the Forecasts or other projected financial information provided by Home Point management and utilized by Houlihan Lokey to perform its discounted cash flow analysis.
($ in millions)	2023(4)	FY 2024	FY 2025
Shareholder’s Equity
Beginning Shareholder’s Equity	$470.6	$465.8	$473.9
Net Income	($4.8)	$8.1	$7.4
Ending Shareholder’s Equity	$465.8	$473.9	$481.3

Cash Flows
Cash Flow Available for Debt Paydown	$252.7	$141.7	$124.0
Debt Paydown	($252.7)	($141.7)	($5.6)
Cash to Balance Sheet	—	—	$118.4
(4)	Nine months ended December 31, 2023.
In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts.
Opinion of Home Point’s Financial Advisor
On May 9, 2023, Houlihan Lokey orally rendered its opinion to the Home Point Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Home Point Board dated May 9, 2023), as to, as of such date, the fairness, from a financial point of view, to the holders of Shares other than Mr. Cooper, Acquisition Sub and their respective affiliates of the Offer Price to be received by such holders in the Transactions pursuant to the Merger Agreement.
Houlihan Lokey’s opinion was directed to the Home Point Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Shares other than Mr. Cooper, Acquisition Sub and their respective affiliates of the Offer Price to be received by such holders in the Transactions pursuant to the Merger Agreement and did not address any other aspect or implication of the Transactions or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Home Point Board, Home Point, any security holder of Home Point or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether or not to tender their Shares pursuant to the Offer.
In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:
1.	reviewed a draft of the Merger Agreement, dated May 9, 2023;
2.	reviewed certain publicly available business and financial information relating to Home Point that Houlihan Lokey deemed to be relevant;
3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Home Point made available to Houlihan Lokey by Home Point, including financial projections prepared by the management of Home Point relating to Home Point after giving effect to the sale of certain agreements and assets used in or related to third-party mortgage loan origination business of HPFC to The Loan Store, Inc. (the “Asset Sale”) pursuant to the Asset Purchase Agreement, dated as of April 6, 2023, by and between HPFC and The Loan Store, Inc. (the “Projections”);

4.
spoke with certain members of the management of Home Point and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of Home Point, the Transactions and related matters;

5.	compared the financial and operating performance of Home Point with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;
6.	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;
7.
reviewed the current and historical market prices and trading volume for certain of Home Point’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.
Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Home Point advised Houlihan Lokey, and Houlihan Lokey assumed, that the Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Home Point. At the Home Point Board’s direction, Houlihan Lokey assumed that the Projections provided a reasonable basis on which to evaluate Home Point and the Transactions, and Houlihan Lokey, at the Home Point Board’s direction, used and relied upon the Projections for purposes of its analyses and opinion. In addition, Home Point advised Houlihan Lokey, and at the Home Point Board’s direction, Houlihan Lokey relied upon and assumed that following the Asset Sale and in the absence of the Transactions, consistent with the Projections, (i) Home Point ceased to have a loan origination business and lacked the platform necessary to originate loans, (ii) Home Point would continue to hold its existing mortgage servicing rights, which would continue to be subserviced by a third party, and (iii) Home Point did not expect to reenter the loan origination business or acquire additional mortgage servicing rights from third parties. Houlihan Lokey expressed no view or opinion with respect to the foregoing, the Projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Home Point since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.
Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transactions would be satisfied without waiver thereof, and (d) the Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transactions would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on Home Point or the Transactions that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.
Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Home Point or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Home Point was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Home Point was or may have been a party or was or may have been subject.
Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion. Houlihan Lokey did not express any opinion as to the price or range of prices at which shares of common stock could be purchased or sold, or otherwise be transferable, at any time.
Houlihan Lokey’s opinion was furnished for the use of the Home Point Board (in its capacity as such) in connection with its evaluation of the Transactions and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Home Point Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise, including, without limitation, whether or not to tender shares of common stock pursuant to the Offer.
Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Home Point Board, Home Point, its security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the Offer Price to the extent expressly specified in Houlihan Lokey’s opinion), including, without limitation, (a) the tender and support agreement entered into by certain stockholders of Home Point, Mr. Cooper and Acquisition Sub, (b) the MSR Purchase Agreement, or (c) the Asset Sale, (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of Home Point, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that may have been available for Home Point or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of Home Point’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Home Point’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the individual circumstances of specific security holders with respect to control, voting or other rights, aspects or relationships which may distinguish such holders, (vii) whether or not Home Point, Mr. Cooper, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transactions, (viii) the solvency, creditworthiness or fair value of Home Point, Mr. Cooper or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the Offer Price or otherwise. Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of Home Point, on the assessments by the Home Point Board, Home Point, Mr. Cooper and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Home Point, the Transactions or otherwise.
In preparing its opinion to the Home Point Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.
In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Home Point or the proposed Transactions and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Projections and the implied value reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Home Point. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.
Houlihan Lokey’s opinion was only one of many factors considered by the Home Point Board in evaluating the proposed Transactions. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or of the views of the Home Point Board or management with respect to the Transactions or the Offer Price. The type and amount of Offer Price payable in the Transactions were determined through negotiation between Home Point and Mr. Cooper, and the decision to enter into the Merger Agreement was solely that of the Home Point Board.
Financial Analyses
The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion, which was reviewed with the Home Point Board on May 9, 2023. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.
Unless the context indicates otherwise, share prices used in the selected companies analysis described below were calculated using the closing prices of the common stock of the selected companies listed below as of May 8, 2023, and transaction values for the selected transactions analysis described below were calculated based on the value of the equity consideration in the announced transaction and other publicly available information at the time of the announcement.
Selected Companies Analysis. Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.
The financial data reviewed included share price as a multiple of tangible book value per share.
The selected companies and corresponding multiples were:
Price / Tangible Book Value
Independent Mortgage Banks
Guild Holdings Company	0.58x
loanDepot, Inc.	0.58x
Ocwen Financial Corporation	0.55x

Servicing-Focused REITs
Two Harbors Investment Corp.	0.72x
Cherry Hill Mortgage Investment Corporation	0.88x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 0.55x to 0.75x to Home Point’s tangible book value as of March 31, 2023. The selected companies analysis indicated an implied value reference range per share of common stock of $1.86 to $2.53, as compared to the Offer Price of $2.33 per Share in the Transactions pursuant to the Merger Agreement.
Selected Transactions Analysis. Houlihan Lokey reviewed certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant. The financial data reviewed included transaction value as a multiple of tangible book value, and the selected transactions and corresponding multiples were:
Date Announced	Target	Acquiror	Transaction Value / Tangible Book Value
Feb 2021	AmeriHome Mortgage Company, LLC	Western Alliance Bank	1.40x
Nov 2018	Pacific Union Financial LLC	Mr. Cooper Group Inc.	0.78x
May 2018	Franklin American Mortgage Company, Inc.	Citizens Bank, National Association	1.05x
Feb 2018	PHH Corporation	Ocwen Financial Corporation	0.65x
Jan 2017	Stonegate Mortgage Corporation	Home Point Capital L.P.	0.83x
Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a multiple range of 0.60x to 0.80x to Home Point’s tangible book value as of March 31, 2023. The selected transactions analysis indicated an implied value reference range per share of common stock of $2.03 to $2.70, as compared to the Offer Price of $2.33 per Share in the Transactions pursuant to the Merger Agreement.
Discounted Cash Flow Analyses. Houlihan Lokey performed discounted cash flow analyses of Home Point (i) based on the Projections through the year ending December 31, 2024 and applying terminal multiples to Home Point’s estimated tangible book value as of December 31, 2024 and (ii) based on the Projections through the year ending December 31, 2025 and applying terminal multiples to Home Point’s estimated tangible book value as of December 31, 2025. Houlihan Lokey applied a range of terminal value multiples of 0.60x to 0.80x to Home Point’s estimated tangible book values as of December 31, 2024 and 2025 and discount rates ranging from 12.0% to 15.0% in both cases. The analysis using the Projections through the year ending December 31, 2024 and Home Point’s estimated tangible book value as of December 31, 2024 indicated an implied value reference range per share of common stock of $1.60 to $2.23, and the analysis using the Projections through the year ending December 31, 2025 and Home Point’s estimated tangible book value as of December 31, 2025 indicated an implied value reference range per share of common stock of $1.42 to $2.03, in each case as compared to the Offer Price of $2.33 per Share in the Transactions pursuant to the Merger Agreement.
Other Matters
Houlihan Lokey was engaged by Home Point as its financial advisor in connection with a possible refinancing, recapitalization, restructuring, reorganization, merger, consolidation, business combination, sale or other similar strategic transaction involving Home Point or a placement of debt or equity securities of Home Point or any loan or other financing involving Home Point. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by Home Point, Houlihan Lokey will receive a fee of approximately $5,100,000 for such services (the “Transaction Fee”), a substantial portion of which is contingent upon the completion of the Offer. Houlihan Lokey became entitled to a fee of $1,000,000 upon the delivery of its opinion to the Home Point Board (the “Opinion Fee”), $500,000 of which became payable upon the Home Point Board’s request that the opinion be delivered and the remainder of which is payable upon the earlier of the completion of the Offer and the termination of Houlihan Lokey’s engagement. The entire amount of the Opinion Fee is creditable against the Transaction Fee, and no portion of the Opinion Fee is contingent upon the successful completion of the Offer. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Home Point, Mr. Cooper or any other party that may be involved in the Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Transactions.
Houlihan Lokey and certain of its affiliates in the past provided investment banking, financial advisory and/or other financial or consulting services to Mr. Cooper, in the past provided financial advisory services to Home Point, and in the past provided and were currently providing investment banking, financial advisory and/or other financial or consulting services to Stone Point Capital LLC (“Stone Point”), or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Stone Point (collectively, with Stone Point, the “Stone Point Group”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, during the past two years (i) having acted as financial advisor to Mr. Cooper in connection with its sale of its Title365 business, which closed in June 2021, and (ii) having acted as financial advisor to Mr. Cooper in connection with a transaction which closed in October 2021 for which Houlihan Lokey and its affiliates have received aggregate fees of approximately $5,000,000. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Home Point, Mr. Cooper, members of the Stone Point Group, other participants in the Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Stone Point, other participants in the Transactions or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the Stone Point Group, other participants in the Transactions or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Home Point, Mr. Cooper, members of the Stone Point Group, other participants in the Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used
Home Point has retained Houlihan Lokey, Inc. (“Houlihan Lokey”) to act as its financial advisor in connection with the Offer and the Merger. Home Point has agreed to pay Houlihan Lokey an aggregate fee, currently estimated to be approximately $5,100,000, for its services as financial advisor to Home Point in connection with the Offer and the Merger. Payment of the fee to Houlihan Lokey is contingent upon consummation of the Offer, other than $1,000,000 which was payable upon the rendering of Houlihan Lokey’s opinion. Subject to certain limitations, Houlihan Lokey will be reimbursed for reasonable expenses, including fees of outside legal counsel, incurred in connection with its engagement. In addition, Home Point has agreed to indemnify Houlihan Lokey, any controlling person of Houlihan Lokey and its directors, officers, employees, agents and affiliates against specified liabilities.
Additional information pertaining to the retention of Houlihan Lokey by Home Point in Item 4 under “—Opinion of Home Point’s Financial Advisor” is hereby incorporated by reference in this Item 5.
Neither Home Point nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Home Point’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Home Point, for which services no additional compensation will be paid.
Item 6.	Interest in Securities of the Subject Company
Other than the scheduled vesting of Company Options, no transactions with respect to Shares have been effected by Home Point or, to Home Point’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiary or any pension, profit-sharing or similar plan of Home Point or its affiliates or subsidiary during the 60 days prior to the date of this Schedule 14D-9, except the following:
Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
John S. Forlines	May 4, 2023	Vesting of RSUs	35,310	$0.00
Jean Weng	May 4, 2023	Vesting of RSUs	17,656	$0.00
		Sale of RSUs in Satisfaction of Tax Withholding	7,117	$1.68
Item 7.	Purpose of the Transaction and Plans or Proposals
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Home Point is not undertaking or engaged in any negotiations in response to the Offer which relate to:
•	a tender offer or other acquisition of Home Point’s securities by Home Point or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Home Point;
•	any purchase, sale or transfer of a material amount of assets of Home Point; or
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Home Point.
Home Point has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, Home Point will not, among other matters, solicit or engage in discussions with respect to alternative acquisition offers. In addition, Home Point has agreed to certain procedures that it must follow in the event it receives an unsolicited acquisition proposal. The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, is incorporated herein by reference.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Home Point Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information
Golden Parachute Compensation
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Home Point and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Vote Required to Approve the Merger
The Home Point Board has approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Home Point does not anticipate seeking the approval of Home Point’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Home Point, Mr. Cooper and Acquisition Sub intend to effect the closing of the Merger without a vote of the stockholders of Home Point in accordance with Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Mr. Cooper to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Acquisition Sub and Home Point, the officers and directors of the Surviving Corporation and Mr. Cooper shall be fully authorized (in the name of Acquisition Sub, in the name of Home Point and otherwise) to take such action.
Anti-Takeover Statute
Home Point is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Mr. Cooper and Acquisition Sub is not, nor at any time for the past three years has been, an “interested stockholder” of Home Point as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Home Point Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Home Point has opted out of Section 203 and therefore provisions of Section 203 are inapplicable to Home Point. However, Home Point’s charter contains provisions that are similar to Section 203. Specifically, Home Point’s charter provides that Home Point shall not engage in any business combination (as defined below), at any point in time at which Home Point common stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:
•	prior to such time, the Home Point Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or
•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of Home Point outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•
at or subsequent to such time, the business combination is approved by the Home Point Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock of Home Point which is not owned by the interested stockholder.

In accordance with the provisions Home Point’s charter, the Home Point Board has approved the Merger Agreement and the Merger, as described in Item 4 above, and Mr. Cooper and Acquisition Sub have represented and warranted to Home Point in the Merger Agreement that neither they nor any of their respective affiliates is or has been during the past three years an interested stockholder of Home Point. Therefore, and assuming the truth of that representation, the restrictions set forth in Home Point’s charter do not apply to the Offer or the Merger.
The foregoing descriptions are not complete and is qualified in its entirety by reference to the provisions of Home Point’s charter and Section 203.
Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. Home Point is not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement, the Merger, the Offer or the other Transactions and has not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, Home Point may be required to take certain actions with respect to such provisions.
Appraisal Rights
No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of Home Point who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by Home Point and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.
The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached as Annex B to this Schedule 14D-9. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262.
This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:
•
prior to the later of the consummation of the Offer, which occurs when Acquisition Sub has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about May 26, 2023), deliver to Home Point at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Home Point of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Offer Acceptance Time);
•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Mr. Cooper will cause the Surviving Corporation to notify all of Home Point’s stockholders or beneficial owners who delivered a written demand to Home Point in accordance with Section 262. However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.
Written Demand
All written demands for appraisal should be addressed to Home Point Capital Inc., Attention: General Counsel, 2211 Old Earhart Road, Suite 250, Ann Arbor, MI 48105. The written demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates evidencing such stockholder’s Shares and must reasonably inform Home Point of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including record or beneficial owners) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Offer Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Home Point is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within 10 days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder or beneficial owner who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.
Determination of Fair Value
After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.
In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.
Although Home Point believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Mr. Cooper nor Home Point anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such holder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such stockholder’s or beneficial owner’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner, order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.
From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.
Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owner’s wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex B to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Home Point, please see Home Point’s Annual Report on Form 10-K for the fiscal year ended 2022, filed with the SEC on March 9, 2023 and its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2023, filed with the SEC on May 12, 2023.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future. As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.
Regulatory Approvals
The consummation of the Merger is subject to the receipt of all approvals required to complete the transactions contemplated by the Merger Agreement and the expiration of any applicable statutory waiting periods. Subject to the terms and conditions of the Merger Agreement, the parties have agreed to cooperate and use their reasonable best efforts to promptly prepare and file all necessary documentation, to obtain as promptly as practicable all regulatory approvals necessary or advisable to consummate the transactions contemplated by the Merger Agreement, and to comply with the terms and conditions of all such approvals.
Hart-Scott Rodino
Under the HSR Act and the rules and regulations promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC in a Notification and Report Form provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the MSR Purchase are subject to such requirements. Each of Mr. Cooper and Home Point filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the MSR Purchase on May 24, 2023. Under the HSR Act, the initial waiting period with respect to the Offer will expire at 11:59 p.m. on June 8, 2023 and the initial waiting period with respect to the MSR Purchase will expire at 11:59 p.m. on June 23, 2023. This period may be lengthened if the acquiring person voluntarily withdraws and refiles to allow for a second fifteen (15)-day waiting period, in the case of the Offer, or a second thirty (30)-day waiting period, in the case of the MSR Purchase, or if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Acquisition Sub pursuant to the Offer and the MSR Purchase. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the MSR Purchase or the purchase of Shares pursuant to the Offer or Merger or seeking divestiture of Shares so acquired or divestiture of substantial assets of Mr. Cooper and/or Home Point. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Home Point does not believe that the consummation of the Offer or the MSR Purchase will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer or the MSR Purchase on antitrust grounds will not be made, or if such a challenge is made, what the result would be.
Mortgage Regulatory Approvals
The consummation of the Offer is conditioned on obtaining consents from state mortgage licensors in the following states for either the surrender of applicable licenses or the change of control of Home Point: New York, Virginia, Louisiana, Michigan, Missouri and Nevada. In addition to the foregoing state-level consents, consents are required from the Government National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal National Mortgage Association.
The consummation of the Offer is further conditioned on Home Point providing notices to the Federal Housing Administration, the U.S. Department of Agriculture and the U.S. Department of Veteran affairs, as well as to various regulatory authorities in forty-six (46) states, the District of Columbia and New York City, Yonkers, and Buffalo, New York.
Additional Regulatory Approvals and Notices
Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities, including the SEC and government sponsored entities.
Home Point is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than those described above that would be required for Mr. Cooper’s or Acquisition Sub’s acquisition of the Shares pursuant to the Offer or the Merger. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Forward-Looking Statements
This document and the exhibits hereto contain certain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the acquisition of Home Point by Mr. Cooper and any statements relating to the Home Point’s business and expected operating results, and the assumptions upon which those statements are based. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements.
Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks and uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated by forward-looking statements include, among others: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) uncertainty surrounding the number of shares of Home Point’s common stock that will be tendered in the Offer; (iii) the risk of legal proceedings that may be instituted related to the Merger Agreement, which may result in significant costs of defense, indemnification and liability; (iv) the possibility that competing offers or acquisition proposals for t Home Point will be made; (v) the possibility any or all of the that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and (vii) the effects of disruption from the transactions of Home Point’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners. Home Point’s stockholders and investors should carefully consider the foregoing factors and the other risks and uncertainties that may affect Home Point’s business, including those listed under the heading “Risk Factors” in Home Point’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Reports on Form 10-Q, as such risk factors may be amended, supplemented, or superseded from time to time by other reports filed by Home Point with the Securities and Exchange Commission. Many of the important factors that will determine these results are beyond Home Point’s ability to control or predict. The Home Point’s stockholders and investors are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date thereof. Except as required under applicable law, Home Point does not assume any obligation to update or revise publicly these forward-looking statements.

Item 9.	Exhibits
The following exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2022 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement, published May 26, 2023, in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)
Press Release issued by Mr. Cooper Group Inc. on May 10, 2023 (incorporated by reference to the Schedule TO-C filed by Mr. Cooper Group Inc. with the U.S. Securities and Exchange Commission on May 10, 2023).

(a)(5)(A)*	Opinion of Houlihan Lokey, Inc., dated May 26, 2023 (included as Annex A of this Schedule 14D-9).
(a)(5)(B)	Team Member Letter, dated May 10, 2023 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Home Point Capital Inc. on May 11, 2023).
(e)(1)
Agreement and Plan of Merger by and among Mr. Cooper Group Inc., Home Point Capital Inc. and Heisman Merger, Inc., dated as of May 10, 2023 (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Home Point Capital Inc. on May 11, 2023).

(e)(2)	Confidentiality Agreement, dated as of October 4, 2022, between Mr. Cooper Group Inc. and Home Point Capital Inc. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)
Tender and Support Agreement by and among Mr. Cooper Group Inc., Home Point Capital Inc. and the parties named therein, dated as of May 10, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Home Point Capital Inc. on May 11, 2023).

(e)(4)
Amended and Restated Certificate of Incorporation of Home Point Capital Inc. (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Home Point Capital Inc. on February 3, 2021).

(e)(5)	Amended and Restated Bylaws of Home Point Capital Inc. (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Home Point Capital Inc. on February 3, 2021).
(e)(6)	Definitive Proxy Statement on Schedule 14A filed by Home Point Capital Inc. on April 25, 2023 (incorporated herein by reference to Home Point Capital Inc's Form DEF 14A, filed on April 25, 2023).
(e)(7)
Employment Agreement by and between Home Point Capital Inc. and William A. Newman, dated March 31, 2015 (incorporated herein by reference to Exhibit 10.12 to Home Point Capital Inc’s Registration Statement on Form S-1 (Registration No. 333-251963) filed on January 8, 2021).

(e)(8)
Home Point Capital LP 2015 Option Plan, dated as of March 31, 2015 (incorporated herein by reference to Exhibit 10.13 to Home Point’s Registration Statement on Form S-1 (Registration No. 333-251963) on January 8, 2021).

(e)(9)
Amendment No. 1 to Home Point Capital LP 2015 Option Plan, dated January 31, 2020 (incorporated herein by reference to Exhibit 10.14 to Home Point’s Registration Statement on Form S-1 (Registration No. 333-251963) on January 8, 2021).

Exhibit No.	Description
(e)(10)
Amendment No. 2 to Home Point Capital LP 2015 Option Plan, dated January 6, 2021 (filed as Exhibit 10.20 to Home Point’s Registration Statement on Form S-1 (Registration No. 333-251963) on January 22, 2021 and incorporated herein by reference).

(e)(11)	Home Point Capital Inc. 2021 Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Home Point’s Current Report on Form 8-K on February 3, 2021).
(e)(12)	Form of Substitute Option Agreement under the 2021 Incentive Plan (incorporated herein by reference to Exhibit 10.16 to Home Point’s Annual Report on Form 10-K on March 17, 2022).
(e)(13)	Form of 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Home Point’s Current Report on Form 8-K on February 3, 2021).
(e)(14)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.22 of the Annual Report on Form 10-K filed by Home Point Capital Inc. on March 12, 2021).
(e)(15)
Waiver and Separation Agreement and General Release of All Claims dated February 24, 2023, by and between Home Point Capital Inc., Home Point Financial Corporation and Mark E. Elbaum (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K filed by Home Point Capital Inc. on March 9, 2023).

(e)(16)*	Waiver and Separation Agreement and General Release of All Claims dated April 28, 2023, by and between Home Point Capital Inc., Home Point Financial Corporation and John Forlines.
(e)(17)
Form of Non-Employee Director RSU Agreement under the 2021 Incentive Plan (filed as Exhibit 10.21 to Home Point’s Registration Statement on Form S-1 (Registration No. 333-251963) on January 22, 2021 and incorporated herein by reference).

(e)(18)	Form of Restricted Stock Unit Award Notice and Agreement (filed as Exhibit 10.2 to Home Point’s Current Report on Form 8-K on May 7, 2021 and incorporated herein by reference).
(e)(19)	Form of Performance Stock Unit Award Notice and Agreement (filed as Exhibit 10.3 to Home Point’s Current Report on Form 8-K on May 7, 2021 and incorporated herein by reference).
(e)(20)*
Agreement for the Bulk Purchase and Sale of Mortgage Servicing Rights, dated May 10, 2023, by and among Nationstar Mortgage LLC, Home Point Financial Corporation and solely for the purposes set forth therein, Mr. Cooper Group Inc.

*	Filed herewith.
+
Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

Annex A — Opinion of Houlihan Lokey, Inc., dated May 9, 2023.
Annex B — Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2023
HOME POINT CAPITAL INC.

By:	/s/ William A. Newman
Name: William A. Newman
Title: President, Chief Executive Officer and Principal Financial Officer

ANNEX A

May 9, 2023
Home Point Capital Inc.
2211 Old Earhart Road, Suite 250
Ann Arbor, Michigan 48105
Attn: Board of Directors
Dear Board of Directors:
We understand that Home Point Capital Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among Mr. Cooper Group Inc. (“Parent”), Heisman Merger Sub, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”), and the Company, pursuant to which, among other things, (i) Acquisition Sub will, and Parent will cause Acquisition Sub to, commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.0000000072 per share (“Company Common Stock”), of the Company at a price per share of Company Common Stock of $2.33 in cash (the “Offer Price”), and (ii) as soon as practicable following the consummation of the Offer, the Company will merge with Acquisition Sub (the “Merger” and, together with the Offer, the “Transaction”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, each outstanding share of Company Common Stock will be converted into the right to receive an amount in cash equal to the Offer Price, and the Company will become a wholly owned subsidiary of Parent. We also understand that Home Point Financial Corporation, a wholly owned subsidiary of the Company (“HPF”), entered into an Asset Purchase Agreement, dated April 6, 2023 (the “Asset Purchase Agreement”), with The Loan Store, Inc. (“The Loan Store”), pursuant to which, among other things, HPF sold certain agreements and assets used in or related to HPF’s third-party mortgage loan origination business to The Loan Store, and The Loan Store assumed certain liabilities relating to such assets (collectively, the “Asset Sale”).
The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock, other than Parent, Acquisition Sub and their respective affiliates, collectively, the “Excluded Holders,” in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders (other than the Excluded Holders).
In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
1.	reviewed a draft, dated May 9, 2023, of the Agreement;
2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;
3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company after giving effect to the Asset Sale (the “Projections”);

4.
spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other companies with publicly traded equity securities that we deemed to be relevant;
245 Park Avenue, 20th Floor, New York, New York 10167  212.497.4100  HL.com

Broker/ dealer services through Houlihan Lokey Capital, Inc.

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;
7.
reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.
We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company. At your direction, we have assumed that the Projections provide a reasonable basis on which to evaluate the Company and the Transaction and we have, at your direction, used and relied upon the Projections for purposes of our analyses and this Opinion. In addition, the Company has advised us, and at your direction, we have relied upon and assumed that following the Asset Sale and in the absence of the Transaction, consistent with the Projections, (i) the Company has ceased to have a loan origination business and lacks the platform necessary to originate loans, (ii) the Company will continue to hold its existing mortgage servicing rights, which will continue to be subserviced by a third party, and (iii) the Company does not expect to reenter the loan origination business or acquire additional mortgage servicing rights from third parties. We express no view or opinion with respect to the foregoing, the Projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.
We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Company or the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.
Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.
This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to the price or range of prices at which shares of Company Common Stock may be purchased or sold, or otherwise be transferable, at any time.
This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether or not to tender shares of Company Common Stock pursuant to the Offer.
In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.
Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to Parent, have in the past provided financial advisory services to the Company, and have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to Stone Point Capital LLC (“Stone Point”), or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Stone Point (collectively, with Stone Point, the “Stone Point Group”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (i) having acted as financial advisor to Parent in connection with its sale of its Title365 business, which closed in June 2021, and (ii) having acted as financial advisor to Parent in connection with a transaction which closed in October 2021. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, members of the Stone Point Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Stone Point, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the Stone Point Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, members of the Stone Point Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, no portion of which is contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.
We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Offer Price to the extent expressly specified herein), including, without limitation, (a) the tender and support agreement to be entered into by certain stockholders of the Company, Parent and Acquisition Sub, (b) the Agreement for the Bulk Purchase and Sale of Mortgage Servicing Rights to be entered into by a subsidiary of the Company and a subsidiary of Parent, or (c) the Asset Sale, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the individual circumstances of specific security holders with respect to control, voting or other rights, aspects or relationships which may distinguish such holders, (vii) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (viii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Offer Price or otherwise. We are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Board, the Company, Parent and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.
Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock, other than the Excluded Holders, in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders (other than the Excluded Holders).
Very truly yours,
/s/ HOULIHAN LOKEY CAPITAL, INC.
HOULIHAN LOKEY CAPITAL, INC.

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware
§ 262 Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to §251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, §264 or § 266 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of §114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.
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